Exhibit 99.1

NOVAGOLD RESOURCES INC.

NOTICE OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON
MAY 29, 2013

AND

MANAGEMENT INFORMATION CIRCULAR

NOVAGOLD RESOURCES INC.

CORPORATE OFFICE Suite 2300 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 Tel: 604-669-6227 or 866-669-6227 Fax: 604-669-6272	NOVAGOLD USA, INC. Suite 400 – 201 South Main Street Salt Lake City, Utah USA 84111 Tel: 801-639-0511 Fax: 801-649-0509
Website: www.novagold.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the Shareholders of NOVAGOLD RESOURCES INC. (the “Company” or “NOVAGOLD”) will be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, on Wednesday, May 29, 2013 at 3:00 p.m. (Pacific Time), for the following purposes:

1.	To receive the Annual Report of the directors containing the consolidated financial statements of the Company for the year ended November 30, 2012, together with the Report of the Auditors thereon;

2.	To elect directors of the Company for the forthcoming year;

3.	To appoint the auditors of the Company for the forthcoming year and to authorize the directors to fix the auditors’ remuneration;

4.
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution (the “Escrowed Shares Release Resolution”), the full text of which is set forth in Appendix “A” to the management information circular accompanying this notice (the “Management Information Circular”), to authorize the Company to enter into an amending agreement to amend the escrow release terms under the escrow agreement dated May 22, 1987 among the founders of the Company, the Toronto Stock Exchange (“TSX”) and The Canada Trust Company to reflect the escrow release terms set forth in National Policy 46-201 Escrow for Initial Public Offerings (“NP 46 201”);

5.
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the “Continuance Resolution”), the full text of which is set forth in Appendix B to the Management Information Circular, approving the continuance (the “Continuance”) of the Company under the Business Corporations Act (British Columbia) (the “BCBCA”) from under the Companies Act (Nova Scotia) and the adoption of Articles compliant with the BCBCA upon the continuance, all as more fully described under the heading “Continuance under the Business Corporations Act (British Columbia)” in the Management Information Circular; and

6.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on April 16, 2013 are entitled to receive notice of the Meeting and to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered Shareholders must be returned to the Company:

(a)
by delivering the proxy to the Company’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt no later than Monday, May 27, 2013, at 3:00 p.m. (Pacific Time);

(b)	by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Monday, May 27, 2013 at 3:00 p.m. (Pacific Time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Monday, May 27, 2013 at 3:00 p.m. (Pacific Time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the attached Management Information Circular.

Kingsdale Shareholder Services Inc. (“Kingsdale”) is acting as the Company’s proxy solicitation agent. If you have any questions, please contact Kingsdale, toll free in North America at 1-866-228-8818 or call collect outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia, this 4th day of April, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Gregory A. Lang”

Gregory A. Lang, President and Chief Executive Officer

Table of Contents

Page
INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Exercise of Proxies	3
Voting Shares and Principal Holders Thereof	3
MATTERS TO BE ACTED UPON AT MEETING	3
Election of Directors	3
Appointment of Auditors	10
Approval of Release of Founders’ Shares from Escrow	11
Continuance under the Business Corporations Act (British Columbia)	13
STATEMENT OF EXECUTIVE COMPENSATION	22
Compensation Discussion and Analysis	22
Executive Summary	22
Executive Compensation Policies and Programs	24
Annual Compensation Decision-Making Process	25
Compensation Elements	30
Annual Incentive Plan	31
Stock-Based Incentive Plans	33
Employee Share Purchase Plan	34
Retirement Plans	35
Benefits	35
Incentive Plan Awards	39
Incentive Plan Awards – Value Vested or Earned During the Year	40
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	40
Equity Compensation Plan Information	40
Stock Award Plan	41
PSU Plan	43
DSU Plan	45
EMPLOYMENT CONTRACTS	47
DIRECTOR COMPENSATION	50
Director Compensation Table	51
DSU Plan for Directors	51
Director’s Share Ownership	52
Incentive Plan Awards	53
Value Vested or Earned During the Year	54
INDEBTEDNESS OF DIRECTORS AND OFFICERS	55
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	55

i

Table of Contents (continued)

Page
AUDIT COMMITTEE	55
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	55
Board of Directors	55
OTHER BUSINESS	59
ADDITIONAL INFORMATION	59
OTHER MATERIAL FACTS	59
CERTIFICATE	59

ii

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. (“NOVAGOLD” or the “Company”) for use at the Annual and Special Meeting of Shareholders of the Company to be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, at 3:00 p.m. (Pacific Time) on Wednesday, May 29, 2013 (the “Meeting”) or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting.  Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof will be paid by the Company. The Company has also retained the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) as its proxy solicitation agent to assist the Company in soliciting proxies. The total cost of the solicitation of proxies will be borne by the Company. The Company will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Management Information Circular is current as at April 1, 2013.  Unless otherwise indicated, all references to “$” or “C$” in this circular refer to Canadian dollars.  References to “US$” in this circular refer to United States dollars.

The Board of Directors of the Company (the “Board”) has fixed the record date for the Meeting as the close of business on April 16, 2013 (the “Record Date”). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board and the request for his name to be placed on the voting list to Blake, Cassels & Graydon LLP, the Company’s legal counsel, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date (the “Shareholders”) will be entitled to vote at the Meeting. Such registered Shareholders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a Company, under its corporate seal, and deposited either with the Company’s legal counsel, Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch, or with the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at its Vancouver office at 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

The persons named in the enclosed form of proxy are officers and/or directors of the Company. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him/her and on his/her behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed form of proxy and by inserting such appointed person’s name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board.

Registered Shareholders

Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting.

A registered Shareholder must return the completed proxy to the Company:

(a)
by delivering the proxy to the Toronto office of the Company’s transfer agent, Computershare at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Monday, May 27, 2013 at 3:00 p.m. (Pacific Time);

(b)	by fax to the Toronto office of Computershare, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Monday, May 27, 2013 at 3:00 p.m. (Pacific Time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Monday, May 27, 2013 at 3:00 p.m. (Pacific Time).

Non-registered Shareholders

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (i.e. non-registered or beneficial Shareholders) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services Inc. (formerly known as ADP Investor Communications Corporation) (“Broadridge”). Broadridge typically uses its own form of proxy, mails those forms to the beneficial Shareholders and asks beneficial Shareholders to either return the proxy forms to Broadridge or alternatively provide voting instructions by using the Broadridge automated telephone system or via the internet through www.proxyvote.com. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

Although a beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a beneficial Shareholder may attend the Meeting as a proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder for the registered Shareholder, should make such request in writing by entering their own names in the blank space on the form of Request for Voting Instructions provided to them, or any other document, and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy.

The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of management of the Company.

Proxies must be received by Computershare not later than Monday, May 27, 2013 at 3:00 p.m. (Pacific Time).

Voting Shares and Principal Holders Thereof

As at April 1, 2013, the Company has outstanding 316,644,652 Common Shares without nominal or par value. Each Common Share is entitled to one vote.  As of such date, no preferred shares were issued and outstanding.  Except as otherwise noted in this circular, a simple majority of votes cast at the meeting, whether in person or by proxy will constitute approval of any matter submitted to a vote.

To the knowledge of the directors and senior officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Company as of April 1, 2013, except as described below.

Name of Shareholder	Number of Voting Securities	Percentage of Outstanding Voting Securities
Electrum Strategic Resources L.P. (“Electrum”)(1)	84,569,479	26.7%
Paulson & Co. Inc.	35,970,518	11.4%

(1)
Includes Electrum’s affiliate GRAT Holdings LLC.  Dr. Thomas Kaplan, Chairman of the Board, is also chairman and chief executive officer of each of Electrum and the Electrum Group LLC (“Electrum Group”), a privately-held global natural resources investment management company which manages the portfolio of Electrum.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

According to the Articles of Association of the Company, the Board shall consist of not less than one and no more than 15 persons, such number within that range to be determined by resolution of the Board. The Board determined that the present business of the Company may properly be conducted by a Board consisting of 11 directors.

The proposed nominees in the list that follows are, in the opinion of management, well qualified to direct the Company’s activities for the ensuing year and have confirmed their willingness to serve as directors, if elected. The term of office of each director elected will be until the next annual meeting of the Shareholders of the Company or until his successor is duly appointed.

Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted FOR the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

Name, Province or State and Country of Residence	Age	Independence	Principal Occupation	Director Since	Meets Share Ownership Guidelines(4)
Sharon E. Dowdall(1)(2) Ontario, Canada	60	Independent	Corporate Director, Consultant	2012	No
Marc Faber(6) Chiang Mai, Thailand	67	Independent	Managing Director of Marc Faber Ltd.	2010	No
Dr. Thomas S. Kaplan(5) New York, USA	50	Non- Independent	Chairman and Chief Executive Officer of the Electrum Group LLC	2011	No
Gregory A. Lang(7) Utah, USA	58	Non- Independent	President and Chief Executive Officer of NOVAGOLD RESOURCES INC.	2012	Yes(8)
Gillyeard J. Leathley British Columbia, Canada	75	Non- Independent	Chief Operating Officer of Sunward Resources Ltd.	2011	Yes
Igor Levental(6)(7) Colorado, USA	57	Independent	President of The Electrum Group LLC	2010	No
Kalidas V. Madhavpeddi(1)(2)(6) Arizona, USA	57	Independent	President of Azteca Consulting LLC and Chief Executive Officer of Forex Investment Group Limited	2007	Yes
Gerald J. McConnell(2)(6)(7) Nova Scotia, Canada	68	Independent	Chief Executive Officer of Namibia Rare Earths Inc.	1984	Yes
Clynton R. Nauman(3) Washington, USA	64	Independent	President and Chief Executive Officer of Alexco Resource Corp.	1999	Yes
Rick Van Nieuwenhuyse(7) British Columbia, Canada	57	Non- Independent	President and Chief Executive Officer of NovaCopper Inc.	1999	Yes
Anthony P. Walsh(1) British Columbia, Canada	61	Independent	Corporate Director, Businessman	2012	No

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Environment, Health, Safety and Sustainability (“EHSS”) and Technical Committee.
(4)
See “Director’s Share Ownership" for details on share ownership guidelines and the number of securities beneficially owned, or controlled or directed, directly or indirectly, by each proposed director.

(5)	Chairman of the Board.
(6)	Member of the Corporate Governance and Nominations Committee.
(7)	Member of the Corporate Communications Committee.
(8)	Mr. Lang meets the share ownership guidelines for directors but has only met 30% of his share ownership requirements as President and Chief Executive Officer. See “Executive Share Ownership” for details on share ownership guidelines for executive officers.

Majority Voting Policy

As part of its ongoing review of corporate governance practices, on April 4, 2013 the Board adopted a policy providing that in an uncontested election of directors, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” such nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chairman of the Board.

The Corporate Governance and Nominations Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation.  In its deliberations, the Corporate Governance and Nominations Committee will consider all factors deemed relevant.  The Board will take formal action on the Corporate Governance and Nominations Committee’s recommendation no later than 90 days following the date of the applicable Shareholders’ meeting and will announce its decision via press release.  No director who is required to tender his or her resignation shall participate in the Corporate Governance and Nominations Committee’s deliberations or recommendations or in the Board’s deliberations or determination.

If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the next annual general meeting, or may appoint a new director, who the Board considers to merit the confidence of the Shareholders, to fill the vacancy, or may call a special meeting of Shareholders at which there will be presented a management slate to fill the vacant position or positions.

Directors’ Biographies

Sharon E. Dowdall

Ms. Dowdall, a director of the Company, has a 30-year career in the mining industry. Ms. Dowdall served in senior legal capacities for Franco-Nevada Corporation (“Franco-Nevada”), a major gold-focused royalty company; and Newmont Mining Company, one of the world’s largest gold producers. During her 20-year tenure as Chief Legal Officer and Corporate Secretary with Franco-Nevada, Ms. Dowdall was one of the principals who transformed an industry pioneer into one of the most successful precious metals enterprises in the world. Prior to joining Franco-Nevada, she practiced law with a major Canadian legal firm specializing in natural resources. Ms. Dowdall is the recipient of the 2011 Canadian General Counsel Award for Business Achievement. She currently serves on the Boards of several Canadian exploration and development companies. Ms. Dowdall holds a B.A. (Hons.) from the University of Calgary and an LL.B, from Osgoode Hall at York University.

Ms. Dowdall joined the Board on April 16, 2012.

Areas of expertise include: legal, corporate governance and mining industry.

Board / Committee Membership	Overall Attendance 100%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares	DSUs	Total	% Met
		#	#	$
Board	5/5	Nil	1,860	50,000	16%
Compensation	8/8

Dr. Marc Faber

Dr. Faber, a director of the Company, has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a director of Ivanplats Limited and Sprott Inc. Dr. Faber publishes a widely read monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow’s Gold – Asia’s Age of Discovery. A renowned commentator on global market trends and developments, he is also a regular contributor to several leading financial publications around the world, including Barron’s, where he is a member of the Barron’s Roundtable. Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich.
Areas of expertise include: global economics and market dynamics, finance and mining industry.

Board / Committee Membership	Overall Attendance 73%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares	DSUs	Total
		#	#	$	% Met
Board	6/8	Nil	5,198	50,000	46%
Corporate Governance	2/3

Dr. Thomas S. Kaplan

Dr. Kaplan is Chairman of the Board of the Company as well as NovaCopper Inc.  He is also Chairman and Chief Executive Officer of The Electrum Group LLC, a privately-held global natural resources investment management company which manages the portfolio of Electrum, the single largest Shareholder of the Company.  Dr. Kaplan is an entrepreneur and investor with a track record of both creating and unlocking Shareholder value in public and private companies.  Most recently, Dr. Kaplan served as Chairman of Leor Exploration & Production LLC, a natural gas exploration and development company founded by Dr. Kaplan in 2003.  In 2007, Leor’s natural gas assets were sold to EnCana Oil & Gas USA Inc., a subsidiary of Encana Corporation, for $2.55 billion.  Dr. Kaplan holds Bachelor’s, Master’s and Doctoral Degrees in History from Oxford University.

Areas of expertise include:  finance, mergers and acquisitions, mining industry.

	Overall Attendance 88%	Securities Held		Share Ownership Guidelines
Board / Committee Membership	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board	7/8	Nil(1)	6,122	50,000	54%

(1)	See description of Electrum’s holdings and Dr. Kaplan’s relationship with Electrum under “Voting Shares and Principal Holders Thereof.”

Gregory A. Lang

Mr. Lang is President and Chief Executive Officer of NOVAGOLD. Mr. Lang has over 35 years of diverse experience in mine operations, project development and evaluations, including time as President of Barrick Gold North America, a wholly-owned subsidiary of Barrick. Mr. Lang has held progressively responsible operating and project development positions over his 10-year tenure with Barrick and, prior to that, with Homestake Mining Company and International Corona Corporation, both of which are now part of Barrick. He holds a Bachelor of Science in Mining Engineering from University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

Mr. Lang joined the Board on April 16, 2012.
Board / Committee Membership
Board / Committee Membership	Overall Attendance 100%	Securities Held		Share Ownership Guidelines
		Common Shares #	DSUs #	Total $	% Met
Regular Meeting
Board	5/5	123,620	Nil	1,800,000	100%/30%(1)
EHSS & Technical	2/2
Corporate Communications	1/1

(1)
Mr. Lang meets the share ownership guidelines for directors but has only met 30% of his share ownership requirements as President and Chief Executive Officer.  See “Director’s Share Ownership” and “Executive Share Ownership” for details on the applicable share ownership guidelines.

Gillyeard J. Leathley

Mr. Leathley joined the Company in January 2010 and served as Senior Vice President and Chief Operating Officer of the Company from November 2010 to November 2012.  Mr. Leathley currently serves as Senior Advisor to the Company’s President and CEO.  In February 2013, Mr. Leathley was named Chief Operating Officer of Sunward Resources Ltd.  Mr. Leathley was instrumental in advancing the Company's Donlin Gold and Galore Creek projects. He trained as a mine surveyor and industrial engineer with the Scottish National Coal Board, working in coal, bauxite, gold and copper mines. Mr. Leathley has over 25 years of experience overseeing the development of several major operating mines.
Areas of expertise include: mining operations.

Board / Committee Membership	Overall Attendance
	93%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares	DSUs	Total
		#	#	$	% Met
Board	8/8	114,499	Nil	50,000	100%
Special Committee	6/7

Igor Levental

Mr. Levental, a director of the Company, is President of The Electrum Group LLC, a privately-held global natural resources investment management company.  Affiliates of the Electrum Group are currently the largest Shareholders of NOVAGOLD.  Mr. Levental is a director of Gabriel Resources Ltd., which is engaged in the development of major precious metals deposits in Romania; he is also a director of NovaCopper Inc., a TSX and NYSE Market-listed company involved in the exploration and development of major copper-dominant deposits in Alaska; and Sunward Resources Ltd., a TSX-listed company engaged in the exploration and development of a `arge porphyry gold-copper project in Colombia.  With more than 30 years of experience across a broad cross-section of the international mining industry, Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation.  Mr. Levental is a Professional Engineer with a BSc in Chemical Engineering and an MBA from the University of Alberta.

Areas of expertise include: corporate development, finance, mergers and acquisitions, corporate governance and mining industry.

Board / Committee	Overall Attendance 100%	Securities Held		Share Ownership Guidelines
	Regular	Common Shares	DSUs	Total
Membership	Meeting	#	#	$	% Met
Board	8/8	1,000	7,761	50,000	78%
Corporate Governance	3/3
Corporate Communications	2/2
Special Committee	7/7

Kalidas V. Madhavpeddi

Mr. Madhavpeddi, a director of the Company, has over 30 years of international experience in business development, corporate strategy, global mergers and acquisitions, exploration, government relations, marketing, trading and sales and mining engineering and capital. He is President of Azteca Consulting LLC, an advisory firm to the metals and mining sector.  He is also Chief Executive Officer of Forex Investment Group, a private Hong Kong based equity fund.  His extensive career in the mining industry spans over 30 years including Phelps Dodge Corp. from 1980 to 2006, starting as a Systems Engineer and ultimately becoming Senior Vice President for Phelps Dodge Corporation, a Fortune 500 company, responsible for the company’s global business development, acquisitions and divestments, including joint ventures, as well as its global exploration programs.  He was contemporaneously President of Phelps Dodge Wire and Cable, a copper and aluminum cable manufacturer with international operations in over ten countries, including Brazil and China.  Mr. Madhavpeddi is an alumnus of the Indian Institute of Technology, Madras, India, the University of Iowa and the Harvard Business School.

Areas of expertise include: corporate strategy, mergers and acquisitions, mining operations and capital, marketing and sales.

Board / Committee	Overall Attendance 96%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
Membership	Meeting	#	#	$	% Met
Board	8/8	6,066	6.709	50,000	100%
Audit	5/5
EHSS & Technical	4/4
Corporate Governance	2/3
Special Committee	7/7

Gerald J. McConnell, Q.C.

Mr. McConnell has over 25 years of experience in the resource sector.  Mr. McConnell is a director and the Chief Executive Officer of Namibia Rare Earths Inc., a public Canadian company focused on the development of rare earth opportunities in Namibia.  From 1990 to 2010, he was President and Chief Executive Officer of Etruscan Resources Inc., a West African junior gold producer.  From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Mr. McConnell is a graduate of Dalhousie Law School and was called to the bar of Nova Scotia in 1971 and received his Queen’s Counsel designation in 1986.

Areas of expertise include: legal, compensation, operations, mining industry, senior officer and board governance.

Overall Attendance
	96%	Securities Held		Share Ownership Guidelines
Board / Committee	Regular	Common Shares	DSUs	Total
Membership	Meeting	#	#	$	% Met
Board	8/8	33,882	11,247	50,000	100%
Compensation	12/13
Corporate Governance	3/3
Corporate Communications	2/2

Clynton R. Nauman

Mr. Nauman, a director of the Company, is the Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.
Areas of expertise include: environmental, geology, exploration, operations, mining industry and senior officer.

Overall Attendance
	83%	Securities Held		Share Ownership Guidelines
Board / Committee	Regular	Common Shares	DSUs	Total
Membership	Meeting	#	#	$	% Met
Board	6/8	129,423	6,709	50,000	100%
EHSS & Technical	4/4

Rick Van Nieuwenhuyse

Mr. Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. He resigned as President and Chief Executive Officer of the Company in January of 2012 in order to assume the role of President and Chief Executive Officer of NovaCopper Inc. Mr. Van Nieuwenhuyse has more than 30 years of experience in the natural resource sector including as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies, production and mine closure. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Université de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.
Areas of experience include: exploration, geology, resource and reserve assessment, feasibility studies, government relations, mining industry, senior officer and board governance.

	Overall Attendance 81%	Securities Held		Share Ownership Guidelines
Board / Committee	Regular	Common Shares	DSUs	Total
Membership	Meeting	#	#	$	% Met
Board	8/8	752,663	1,860	50,000	100%
Corporate Communications	2/2
EHSS & Technical	2/4
Special Committee	5/7

Anthony Walsh, CA

Mr. Walsh has over 20 years of experience in the field of exploration, mining and development and was the President and CEO of Sabina Gold & Silver Corp. (2008-2011). Prior to joining Sabina, Mr. Walsh was President and CEO of Miramar Mining Corporation (1999-2007), was Vice-President and CFO of Miramar Mining Corporation (1995-1999), was the Senior Vice-President and CFO of a computer leasing company (1993-1995) and the CFO and Senior Vice-President, Finance of International Corona Mines Ltd., a major North American gold producer (1989-1992). From 1985 to 1989 he was Vice-President, Finance of International Corona Mines Ltd., and from 1973 to 1985 Mr. Walsh held various positions at Deloitte, Haskins & Sells, a firm of Chartered Accountants.  Mr. Walsh graduated from Queen's University (Canada) in 1973 and became a member of The Canadian Institute of Chartered Accountants in 1976.  Mr. Walsh joined the Board on March 19, 2012.
Areas of expertise include: corporate development, finance, accounting, mergers and acquisitions, corporate governance and mining industry.

	Overall Attendance 88%	Securities Held		Share Ownership Guidelines
Common
Board / Committee Membership	Regular Meeting	Shares #	DSUs #	Total $	% Met
Board	4/5	Nil	1,860	50,000	16%
Audit	3/3

Appointment of Auditors

The auditors of the Company since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as auditors of the Company. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as auditors of the Company until the next annual meeting of the Shareholders of the Company or until a successor is appointed, at a remuneration to be fixed by the directors.

A table setting forth the fees paid by the Company to its independent auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2012 and November 30, 2011 is set forth below.

	Years Ended November 30,
	2012	2011
Audit Fees	$648,000	$430,000
Audit Related Fees	$158,000	$215,000
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$806,000	$645,000

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning.

“All Other Fees” are fees charged by PricewaterhouseCoopers LLP for services not described above.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee.  The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a charter governing its conduct. The charter is reviewed annually and requires the pre-approval of all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services as allowed by applicable law or regulation. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members of the Audit Committee when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, all services and related fees reported were pre-approved by the Audit Committee.

In the absence of a contrary instruction, it is intended that all proxies received will be voted IN FAVOUR of the appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the directors.

Approval of Release of Founders’ Shares from Escrow

On May 22, 1987, at the time of the Company's initial public offering (“IPO”), the founders of the Company, Gerald J. McConnell, John W. Chisholm and Angus G. MacIsaac (collectively, the “Founders”) entered into an escrow agreement with the Company, The Canada Trust Company (“Canada Trust”), now known as Computershare Investor Services Inc. (“Computershare”), and the TSX (the “Escrow Agreement”) in compliance with the TSX's then applicable escrow requirements for IPOs, as set forth in its Founder Stock Policy Statement (the “Founders’ Policy”).  The purpose of the Founders’ Policy was to require the Founders to retain a significant equity interest in the Company until such time as the Company achieved certain performance-based milestones, thus incentivising the Founders to develop the Company.

In accordance with the terms of the Escrow Agreement and the requirements of the Founders’ Policy, the Founders deposited an aggregate of 1,467,049 Common Shares (the “Escrowed Shares”) with Canada Trust, as trustee.  Between June 1988 and July 1990, 880,239 of the Escrowed Shares were released from escrow, in accordance with the terms and conditions of the Escrow Agreement and the release schedule set forth in the Founders’ Policy, leaving an aggregate of 586,810 Common Shares in escrow.  On June 21, 1994, the Company completed a consolidation of its outstanding Common Shares on a ten-to-one basis leaving an aggregate of 58,681 Escrowed Shares in escrow.

The Company understands that 14,127 of the Escrowed Shares held by Mr. Chisholm were acquired by the offeror under a take-over bid for the Common Shares of the Company in 2006, leaving 44,554 Escrowed Shares registered to Mr. McConnell and Mr. MacIsaac in escrow under the Escrow Agreement (the “Remaining Escrowed Shares”) as of the date of this Circular.

The Escrow Agreement and the Founders’ Policy require the Remaining Escrowed Shares to remain in escrow until the Company achieves cumulative cash flow per common share, over a 5 year period, greater than or equal to 50% of the price per common share at the time of the IPO.  This escrow release condition has not been met and, accordingly, the Remaining Escrowed Shares continue to be held in escrow.

On June 30, 2002, the Canadian Securities Administrators (“CSA”) adopted National Policy 46-201 Escrow for Initial Public Offerings (“NP 46-201”) creating a new, uniform escrow regime for founders' shares in an IPO context and a new standard form of escrow agreement.  As a consequence of the implementation of NP 46-201, the TSX repealed the Founders’ Policy and replaced it with a new TSX Escrow Policy Statement (the “New Escrow Policy”) which confirmed that all issuers completing IPOs and listing on the TSX will be subject to NP 46-201 and that issuers may apply to the TSX to amend the terms of an existing TSX escrow agreement to reflect the release terms of NP 46-201. NP 46-201 established a standardized escrow regime that is time-based rather than performance-based.

Section 8 of NP-46-201 permits the amendment of escrow agreements entered into prior to the adoption of NP 46-201 provided that, among other requirements, the approval of the Shareholders of the company in question is obtained. The purpose of the proposed resolution is to obtain approval of the Company’s Shareholders to amend the Escrow Agreement to be consistent with NP 46-201 and the New Escrow Policy.

As of April 1, 2013, the Remaining Escrowed Shares held in escrow represent approximately 0.014% of the 316,644,652 issued and outstanding shares of the Company.  Due to the small number of Remaining Escrowed Shares held in escrow relative to the number of currently issued and outstanding shares of the Company, and the fact that the Remaining Escrowed Shares have been held in escrow for 26 years, the Board recommends that the Shareholders approve an amendment to the Escrow Agreement to authorize the release of the Remaining Escrowed Shares in accordance with NP 46-201.  As that NOVAGOLD is an “exempt issuer” as defined in NP 46-201, the effect of the Amendment will be to allow the release of the Remaining Escrowed Shares 60 days following the Amendment taking effect, subject to compliance with the requirements of NP 46-201.

The Company has conferred with Messrs. McConnell and MacIsaac, the TSX and Computershare (the successor to Canada Trust) and has obtained their consent to the Amendment.

The Amendment must be approved by an ordinary resolution of the Shareholders (the “Escrowed Shares Release Resolution”) passed by a majority of the votes cast by Shareholders who, being entitled to do so, vote in person or by proxy on the Escrowed Shares Release Resolution at the Meeting.

The full text of the Escrowed Shares Release Resolution to approve the Amendment is set out in Appendix “A” to this Management Information Circular.

Common Shares of the Company held by holders of Escrowed Shares will not be counted for the purposes of determining whether or not the Escrow Shares Release Resolution is passed.

The Board recommends that Shareholders vote IN FAVOUR of the Escrowed Shares Release Resolution, and the Company has been advised that the directors and senior officers of the Company intend to vote all common shares held by them in favour of the Escrowed Shares Release Resolution.  In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Escrowed Shares Release Resolution.

Continuance under the Business Corporations Act (British Columbia)

The Company presently exists under, and the rights of Shareholders of the Company are governed as to matters of corporate law by, the Companies Act (Nova Scotia) (“NSCA”). However, as the principal office of the Company is located in Vancouver, British Columbia, and the Company no longer has any connection to Nova Scotia, management believes that it will be more efficient and cost effective for the Company to be governed by the laws of the Province of British Columbia.  At the Meeting, the Company is seeking the authorization of the Shareholders to continue (the “Continuance”) the Company under the Business Corporations Act (British Columbia) (the “BCBCA”) from under the NSCA and the adoption of Articles compliant with the BCBCA upon the Continuance.

Comparison of Rights Under the BCBCA and the NSCA

The provisions of the BCBCA dealing with shareholder rights and protections are generally at least as broad and encompassing as those contained in the NSCA. Shareholders of the Company will not lose any significant rights or protections as result of the Continuance. The following is a summary comparison of the provisions of the BCBCA and the NSCA which pertain to the rights of Shareholders. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the Continuance.

(a)	Constating Documents

Under the NSCA, a company has a “Memorandum of Association” which sets forth the name of the company and the amount and type of authorized capital, and “Articles” which govern the management of the company.  The Memorandum of Association and Articles are filed with the Nova Scotia Registrar of Joint Stock Companies (the “RJSC”) and a copy of each is maintained at the company's registered office.

Under the BCBCA, a company has a “Notice of Articles” which sets forth the name of the company and the amount and type of authorized capital, and “Articles” which govern the management of the company.  The Notice of Articles is filed with the British Columbia Registrar of Companies and a copy of the Notice of Articles and Articles is maintained at the company’s registered office.

(b)	Special Resolutions

The NSCA requires that certain actions of a company be approved by special resolution, meaning a resolution passed by a special majority of the votes cast in person or by proxy at a meeting called to deal with such item of business, or a written resolution signed by every shareholder who would be entitled to vote on the resolution at a special meeting of shareholders.

For all companies incorporated under the NSCA after June 1, 2008, a special majority required to pass a special resolution is two-thirds of the votes present in person or by proxy at a meeting of shareholders.  For all companies incorporated under the NSCA before June 1, 2008, including the Company, a special majority required to pass a special resolution is three-fourths of the votes present in person or by proxy at a meeting of shareholders, unless a company so incorporated has, by special resolution, reduced the majority required to pass a special resolution to two-thirds.

Under the BCBCA a special resolution needs to be approved by a “special majority”, which means the majority specified in a company’s Articles, being at least two-thirds and not more than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company’s shareholders.  The Articles management proposes the Shareholders adopt will stipulate that a special resolution requires approval by a majority of two thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting.

(c)	Sale of Company’s Undertaking

The NSCA requires approval of not less than two-thirds of the holders of each class of shares, and each series affected differently by the matter from other shares of the same class, for any proposed sale, lease or exchange of all or substantially all of the company’s property other than in the ordinary course of business, irrespective of whether any such shares otherwise carry the right to vote.

Under the BCBCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only if it is in the ordinary course of the company’s business or if authorized by special resolution of the shareholders.

(d)	Amendments to the Articles of a Company

Under the NSCA, most alterations to the Memorandum of Association, including the creation of new classes of shares, consolidating or dividing the share capital, or amending the objects or powers of the company, require approval by special resolution of the shareholders. In addition, any change of name, amalgamation or continuance of the company and, generally, any alterations to the Articles of Association similarly must be approved by a special resolution. Any amendment to the conditions of a class of shares or other specified matter, including an amalgamation or continuance of the company, requires approval by two-thirds of the holders of each class of shares and any series affected differently by the matter than other shares of the same class, in addition to any other requirements under the NSCA.

Changes to the Articles of a company under the BCBCA will be affected by the type of resolution specified in the Articles of a company, which, for many alterations, including change of name or alterations to the Articles, could provide for approval solely by a resolution of the directors. In the absence of anything to the contrary in the Articles, most corporate alterations will require the approval by special resolution of the shareholders. Alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of British Columbia requires a special resolution as described above.

(e)	Rights of Dissent and Appraisal

The NSCA provides that shareholders of a company who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith.  Such matters include:

(i)	any amalgamation with another company (other than any wholly-owned subsidiary);

(ii)	an amendment to the company's Articles or Memorandum of Association to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

(iii)	an amendment to the company's Articles or Memorandum of Association to add, change or remove any restriction upon the business or businesses that the company may carry on;

(iv)	a continuance under the laws of another jurisdiction;

(v)	a sale, lease or exchange of all or substantially all the property of the company other than in the ordinary course of business;

(vi)	a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the company; or

(vii)
certain amendments to the Articles of a company which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the Articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

The BCBCA similarly provides that shareholders who dissent to certain actions being taken by a company, may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

(i)	continue out of the jurisdiction;

(ii)	sell the whole or substantially the whole of the corporation's undertaking or business;

(iii)	enter into a statutory amalgamation other than with an affiliated corporation;

(iv)	amend its Articles to add, change or remove any restriction on the business or businesses that the corporation may carry on.

(f)	Oppression Remedies

Section 5 of the Third Schedule of the NSCA provides an oppression remedy that enables a Court to make any order to rectify the matters complained of if the Court is satisfied upon application by a complainant (as defined below) that:

(i)	any act or omission of the company or an affiliate effects a result;

(ii)	the business or affairs of the company or an affiliate are or have been carried on or conducted in a manner; or

(iii)	the powers of the directors of the company or an affiliate are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the company.

A complainant includes:

(i)	a present or former registered holder or beneficial owner of securities of a company or any of its affiliates;

(ii)	a present or former officer or director of the company or any of its affiliates;

(iii)	a creditor of a company or any of its affiliates;

(iv)	the RJSC; and

(v)	any other person who in the discretion of the Court is a proper person to make such application.

The oppression remedy provides the Court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect “reasonable expectations” of shareholders and other complainants.  While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the Court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal or equitable rights.  Furthermore, the Court may order a company to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

Under the BCBCA a shareholder of a company has the right to apply to the Court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The oppression remedy under the BCBCA is similar to the remedy found in the NSCA, with a few differences. Under the NSCA, a complainant may make an application in respect of conduct that is oppressive, unfairly prejudicial or that unfairly disregards the interests of such security holder, creditor, director or officer of the company, whereas under the BCBCA, only a shareholder can complain and such complaint is limited to oppressive conduct of the company. In addition, under the BCBCA the applicant must bring the application in a "timely manner'', whereas under the NSCA the timeliness of the application is not relevant.

(g)	Shareholder Derivative Actions

Under Section 4 of the Third Schedule of the NSCA, a complainant may apply to the Court for leave to bring an action in the name of and on behalf of a company or any of its subsidiaries, or to intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate.  Under the NSCA, the Court in a derivative action may make any order it thinks fit.  In addition, the Court may order a company or its subsidiary to pay the complainant's interim costs, including legal fees and disbursements.  Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Under the BCBCA, a shareholder, including a beneficial shareholder or a director of a company may, with leave of the Court, bring an action in the name of and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the Court, defend a legal proceeding brought against a company.

(h)	Requisition of Meetings

Under the NSCA, the directors of a company are required to call shareholders meetings.  In addition, the holders of not less than five per cent of the shares of a company carrying the right to vote at the meeting sought to be held may require the directors to call a meeting of shareholders.  If the directors of the company do not within 21 days of the date of receipt of a valid requisition call a meeting of shareholders, the shareholders who made the requisition or a majority of them in value may call the meeting provided the meeting is held within three months of the date the requisition is deposited.

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months.

(i)	Shareholder Proposals

The NSCA permits any shareholder entitled to vote at an annual meeting of shareholders to submit a proposal for any matter proposed to be raised at the meeting. The proposal must be set out by the company in its information circular or notice of meeting for the meeting (including, if requested by the shareholders, not more than two hundred words in support of the proposal and the name and address of the shareholder), unless:

(i)	the proposal is not submitted to the company at least 90 days before the anniversary date of the previous annual meeting;

(ii)
it clearly appears that the proposal is submitted by the shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the company or its directors, officers or security holders, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes;

(iii)
the company, at the shareholder's request, included a proposal in a management proxy circular or notice of meeting relating to a meeting of shareholders held within two years preceding the receipt of such request, and the shareholder failed to present the proposal, in person or by proxy, at the meeting;

(iv)
substantially the same proposal was submitted to shareholders in the company’s information circular, notice of meeting or a dissident's proxy circular relating to a meeting of shareholders held within two years preceding the receipt of the shareholder's request and the proposal was defeated; or

(v)	the shareholder proposal rights conferred by the NSCA are being abused to secure publicity.

The BCBCA also permits shareholders to make proposals for inclusion at general meetings of shareholders. The company must include the proposal in its information circular if:

(i)	it is signed by the submitter;

(ii)	it is signed by shareholders who are, at the time of singing, registered or beneficial owners of at least 1/100 of the issued shares of the company, and have a fair market value of at least $2,000;

(iii)	the proposal is received at the registered office of the company at least three months before the anniversary date of the last annual general meeting; and

(iv)	the proposal is accompanied by a declaration from the submitter. The proposal may be accompanied by a written statement of up to 1,000 words in length.

(j)	Form of Proxy and Information Circular

The NSCA requires a reporting issuer such as the Company to send a form of proxy and a management information circular in prescribed form to each shareholder who is entitled to receive notice of a meeting.

Similarly, the BCBCA requires a reporting corporation, such as the Company, to provide with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with at the meeting.

(k)	Place of Meetings

The NSCA does not require that meetings of shareholders be held in Nova Scotia.

The BCBCA requires all meetings of shareholders to be held in British Columbia unless a location outside the Province is provided for in the Articles, approved by an ordinary resolution before the meeting or approved in writing by the Registrar.

(l)	Directors

The NSCA requires a company to have a minimum of one director and does not impose any residency requirements.

The BCBCA provides that a public company must have at least 3 directors and also does not have any residency requirements.

(m)	Requisite Approvals for an Arrangement

The NSCA requires that, in order to approve an arrangement proposed between a company and its creditors or any class of them, a majority in number and three-fourths in value of the creditors or class of creditors, as the case may be, present in person or by proxy at the meeting to approve the arrangement, must vote in favour of the arrangement.

The NSCA requires that, in order to approve an arrangement proposed between a company and its shareholders or any class of them, as the case may be, three-fourths of the shareholders present in person or by proxy at the meeting must vote in favour of the arrangement.

The BCBCA requires that in order to approve an arrangement proposed with some of the shareholders holding shares of a class or series of shares of the company, those shareholders must approve the arrangement by a special resolution.

The BCBCA requires that in order to approve an arrangement proposed with creditors of the company or a class of creditors of the company, a majority in number and three-quarters in value of the creditors or class of creditors, as the case may be, present and voting, either in person or by proxy, must approve the arrangement.

Adoption of Articles

In connection with the Continuance, the Shareholders will be asked to authorize the adoption of Articles which comply with the BCBCA (the “Proposed Articles”), substantially in the form of the draft Articles attached as Appendix “C” to this Management Information Circular. The Continuance will affect certain of the rights of Shareholders of the Company as they currently exist under the NSCA. Shareholders of the Company should consult their own independent legal advisors regarding implications of the Continuance which may be of particular importance to them.

Set out below is a discussion of the principal provisions of the Proposed Articles to be adopted in connection with the Continuance.

(a)	Borrowing Powers

The Proposed Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. This will provide the Company with the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

(b)	Share Certificates

Under the BCBCA, a shareholder is entitled to a share certificate representing the number of shares of the corporation held or a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate. The Proposed Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

(c)	Indemnity Provisions

The Proposed Articles provide that the Company must indemnify a past or present director of the Company and his or her legal representatives in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or former director of the Company. However, under the BCBCA, the Company will be prohibited from paying an indemnity if:

(i)	the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)	the proceeding is brought against the party by the Company or an associated company.

The Company may also indemnify, subject to any restrictions in the BCBCA, any other person, including its officers.  Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCBCA in order to attract the best possible individuals to act.

(d)	Election and Removal of Directors

The Proposed Articles provide that directors are elected each year and hold office until the next annual general meeting of the Shareholders, or until their successor is appointed or elected. A director may be removed from office and their successor appointed by a special resolution of Shareholders at a meeting of Shareholders,

(e)	Amendment of Articles, Notice of Articles and Capital Structure

The Articles provide that, if the BCBCA does not specify the type of resolution, the general authority required to amend all provisions of the Company's Articles and the Notice of Articles, other than as set out in the Articles as specifically requiring a different type of resolution, can be effected by a special resolution of the Shareholders. The Proposed Articles also provide that the Company may amend provisions of the Articles and Notice of Articles relating to certain aspects of its Shares and authorized share structure, including the ability to create one or more classes of shares, increase, reduce or eliminate the maximum number of shares the Company is authorized to issue, or to subdivide (i.e. split) or consolidate its outstanding shares, where it is authorized to do so by a special resolution of the Shareholders.

The Proposed Articles provide that the attachment, variation and deletion of special rights and restrictions to any class of shares may be authorized by special resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCBCA, the consent of the holders of that class of shares by a "special separate resolution" is required.  A name change of the Company can be effected by an ordinary resolution of the Board.

A special resolution requires a majority of two-thirds of the votes cast at a meeting of Shareholders. An ordinary resolution requires the approval of a majority of the votes cast at a meeting of Shareholders.

(f)	Shareholders’ Meetings

The Proposed Articles provide that Shareholders' meetings may be held at such place as is determined by the directors. The Proposed Articles permit the giving of notice to Shareholders, directors and officers by fax or e-mail in addition to regular mail, personal delivery or in such other manner as may be permitted by securities legislation of Canada or other jurisdiction.

(g)	Advance Notice

The Proposed Articles include an advance notice requirement for the nomination and election of directors.

A copy of the Proposed Articles is attached to this Management Information Circular as Appendix “C” and will be available at the Meeting.

Repurchase Rights

Pursuant to the NSCA, a Shareholder is entitled to dissent from the special resolution to approve the Continuance. A Shareholder who dissents (a “Dissenting Shareholder”) may demand to be paid by the company the fair value of the shares held by the Dissenting Shareholder in respect of which the Dissenting Shareholder dissents, determined as of the close of business on the day before the special resolution approving the Continuance was adopted or the order was made. A summary of Shareholders' repurchase rights is set forth below.

Under sections 2(4) – (27) of the Third Schedule to the NSCA, Shareholders have the right to demand the repurchase of their Common Shares in respect of the special resolution authorizing the Continuance (the “Continuance Resolution”). A Shareholder who complies with the provisions of these sections is entitled to require the Company to repurchase the Dissenting Shareholder’s Common Shares and to be paid the fair value of such Common Shares determined as of the day before the date on which the Continuance Resolution was passed. A Dissenting Shareholder may only claim under these sections with respect to all the Common Shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. To exercise the rights afforded by the NSCA, a Dissenting Shareholder must send to the Company, at or before the date of the Meeting, a written objection to the Continuance Resolution. The Company shall, within ten days after the Shareholders adopt the Continuance Resolution, send to each Dissenting Shareholder who has not voted for the Continuance Resolution or withdrawn its Dissent Notice (as defined below) notice that the Continuance Resolution has been adopted (a “Notice”). A Dissenting Shareholder shall, within twenty days after receipt of the Notice or within twenty days after the Dissenting Shareholder learns that the Continuance Resolution has been adopted, send to the Company a written (a “Dissent Notice”) notice containing:

(a)	the Dissenting Shareholder’s name and address;

(b)	the number of Common Shares in respect of which the Dissenting Shareholder dissents; and

(c)	a demand for payment of the fair value of such Common Shares.

The Dissenting Shareholder shall, within thirty days after sending a Dissent Notice, send the certificates representing the Common Shares in respect of which the Dissenting Shareholder dissents to Computershare, the Company’s transfer agent, at its Vancouver office at 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9. A Dissenting Shareholder who fails to send the certificates to Computershare within the thirty-day period shall forfeit the right to make a claim for repurchase of the Dissenting Shareholder’s Common Shares. Computershare shall endorse on any share certificate received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and shall forthwith return the share certificates to the Dissenting Shareholder. On sending a Dissent Notice, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the Common Shares as provided under the NSCA, except where:

(a)	the Dissenting Shareholder withdraws the Dissent Notice before the Company makes an offer to repurchase the Common Shares;

(b)	the Company fails to make an offer to repurchase the Common Shares and the Dissenting Shareholder withdraws the Dissent Notice; or

(c)	notwithstanding approval of the Continuance Resolution, the Board determines to terminate the application for continuance,

in which case the Dissenting Shareholder’s rights as a Shareholder are reinstated as of the date the Dissent Notice was sent. The Company shall, not later than seven days after the later of the day on which the Continuance Resolution is effective or the day the Company received the Dissent Notice, send to each Dissenting Shareholder who has sent a Dissent Notice a written offer (the “Offer”) to pay to the Dissenting Shareholder an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. All Offers made to Dissenting Shareholders shall be on the same terms. The Company shall pay for the Common Shares of a Dissenting Shareholder within ten days after the Offer has been accepted, but any such Offer lapses if the Company does not receive an acceptance thereof within thirty days after the Offer has been made. If the Company fails to make an Offer, or if a Dissenting Shareholder fails to accept an Offer, the Company may, within fifty days after the Continuance Resolution is effective or within such further period as a Court may allow, apply to a Court to fix a fair value for the Common Shares of any Dissenting Shareholder. If the Company fails to apply to the Court as described in the preceding sentence, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of twenty days or within such further period as the Court may allow. Upon an application to a court as described above:

(a)	all Dissenting Shareholders whose Common Shares have not been purchased by the Company shall be joined as parties and are bound by the decision of the Court; and

(b)
the Company shall notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel.

Upon an application to the Court, as described above, the Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the Court shall then fix a fair value for the Common Shares of all Dissenting Shareholders and may in its discretion appoint one or more appraisers to assist the court to fix the fair value of the Common Shares of the Dissenting Shareholders. The final order of the Court shall be rendered against the Company in favour of each Dissenting Shareholder and for the amount of each Dissenting Shareholder’s shares as fixed by the Court. A Dissenting Shareholder is not required to give security for costs in an application by the Company or the Dissenting Shareholder to the Court as described above.

Director's Recommendation

The directors of the Company consider that the Continuance is in the best interests of the Shareholders and recommend that Shareholders vote in favour of the Continuance. Shareholders will be requested to approve the Continuance by special resolution. In order to be effective, the special resolution to approve the Continuance (the “Continuance Resolution”) must be passed by three-quarters of the votes of the holders of Common Shares of the Company cast on the matter at the Meeting. In the absence of contrary instructions, the persons named in the enclosed Form of Proxy intend to vote for the passage of the Continuance Resolution.

The directors of the Company may, notwithstanding requisite Shareholder approval, abandon the application for the Continuance without further approval of the Shareholders in accordance with the Continuance Resolution. In making such determination, the directors in their discretion, will determine whether it is in the best interests of the Company to proceed with the Continuance, after considering all relevant factors at the particular time, whether or not foreseen at this date.

The full text of the Continuance Resolution is set out in Appendix “B” to this Circular.

The Board of the Company recommends that Shareholders vote IN FAVOUR of the Continuance Resolution, and the Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the Continuance Resolution.  In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Continuance Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes and explains the executive compensation program implemented by NOVAGOLD to motivate and reward the following named executive officers (“NEOs”) for the fiscal year ended November 30, 2012:

•	Mr. Gregory Lang: President and Chief Executive Officer (“CEO”)1

•	Mr. Rick Van Nieuwenhuyse: Former President and Chief Executive Officer (“Former CEO”)2

•	Mr. David Ottewell: Vice-President and Chief Financial Officer (CFO”)3

•	Ms. Elaine Sanders: Former Vice-President and Chief Financial Officer (“Former CFO”)4

•	Mr. Gillyeard Leathley: Former Senior Vice President and Chief Operating Officer (“COO”)5

•	Mr. David Deisley: Executive Vice-President and General Counsel (“EVP”)6

•	Mr. Joseph Piekenbrock: Former Vice-President, Exploration7

Executive Summary

NOVAGOLD has a pay-for-performance philosophy and the compensation programs of the Company are designed to attract and retain executive officers with the talent and experience necessary for the success of the Company. A significant portion of total direct compensation is dependent on actual performance measured against short-term and long-term goals of the Company and the individual, as approved by the CEO and the Board.

The Compensation Committee of the Board (the “Compensation Committee”), evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to market information provided by its outside compensation advisor, Mercer (Canada) Limited (“Mercer”), determines compensation for the executive officers.  As directed by the Compensation Committee, the Company has a compensation philosophy to pay above the median of its peer group companies in 2012.  Factors which influence this policy include the size of the Company’s deposits as compared to other peer group companies and the acknowledgement that managing these resources requires an executive team with experience and skills in advancing significant deposits into production, as well as the fact that NOVAGOLD is working with senior mining partners to advance two of its projects and needs to attract and retain executives with experience working for and with large companies to advance substantial projects.

Therefore, the Compensation Committee targets NEO compensation as follows:

•	CEO, CFO, and EVP: Base Salary – 62.5th percentile of the market Total Cash Compensation – 62.5th percentile of the market Total Direct Compensation – 75th percentile of the market

__________________________________________________
1 Mr. Lang was appointed President and Chief Executive Officer of the Company effective January 9, 2012.
2 Mr. Van Nieuwenhuyse resigned as President and Chief Executive Officer of the Company in January 2012.
3 Mr. Ottewell was appointed Vice-President and Chief Financial Officer of the Company effective November 13, 2012.
4 Ms. Sanders resigned as Vice-President and Chief Financial Officer of the Company effective November 12, 2012.
5 Mr. Leathley retired as Senior Vice-President and Chief Operating Officer of the Company effective November 30, 2012 but continues to serve as a Director and Senior Advisor to the President and CEO.
6 Mr. Deisley was appointed Executive Vice-President and General Counsel effective November 1, 2012.
7 Mr. Piekenbrock resigned as Vice-President, Exploration of the Company effective April 30, 2012.

•	All other executive officers: Base Salary – 62.5th percentile of the market Total Cash Compensation – 62.5th percentile of the market Total Direct Compensation – 62.5th percentile of the market

Total cash compensation includes base salary and annual incentive compensation. Total direct compensation includes base salary, annual incentive compensation and long-term incentive compensation.

NOVAGOLD had a successful year in 2012. Due to the efforts of its executives and employees, the Company achieved its 2012 goals and objectives as follows:

Advancement of the Donlin Gold project

•	The updated feasibility study was approved by NOVAGOLD and Barrick in July.
•	Permitting commenced in August.
•	The Notice of Intent to prepare an Environmental Impact Statement (“EIS”) was published by the U.S. Army Corps of Engineers in the Federal Register in December commencing the public scoping process.
•	NOVAGOLD maintained a strong safety record.
•	Donlin Gold began workforce development planning in local villages and schools.

Strengthened our financial position

•	NOVAGOLD received net proceeds of $316.4 million (US$318.0 million) from the completion of an equity financing of 35 million common shares at US$9.50 per share in February.
•
The Company received proceeds of $5.8 million (US$5.7 million) from the exercise of warrants, and subsequent to November 30, 2012, an additional $54.0 million (US$54.4 million) for the remainder of the outstanding warrants.

•	Sufficient cash is available to repay US$95.0 million of outstanding convertible notes due 2015 and to advance Donlin Gold through the expected three to four-year permitting process.

Simplified the corporate structure to focus on the Donlin Gold property

•	The Company, successfully spun-out and distributed shares of NovaCopper Inc. and its Upper Kobuk Mineral Projects (“UKMP”) in the Ambler district of Alaska to NOVAGOLD Shareholders in April.
•	NOVAGOLD completed the sale of Alaska Gold Company LLC, including the Rock Creek project, to Bering Straits Native Corporation (“BSNC”) in November.
•	NOVAGOLD assembled a strong core team which includes industry leaders with an exceptional track record of building major gold mines on time and on budget.
•	The Company reduced staff and opened a management office in Salt Lake City, Utah.

Based on this performance, the Compensation Committee approved base salary increases effective January 1, 2013, and an annual incentive plan payout based on target amounts and the actual performance of the Company and the individual for 2012. The Compensation Committee also approved a long-term incentive grant in 2012 comprised of stock options and performance share units.

The Board determines the appropriate performance rating for the Company and executives based on their evaluation of performance against goals set at the beginning of the year.  The size of any payout or award is dependent on the performance rating as determined by the Board.  The rating can be 0% to 150%.  In 2012, the performance rating was 135% due to the successful delivery on the Company’s goals and objectives discussed above. The Board can exercise discretion, either to award compensation absent attainment of the relevant performance goals or similar conditions or to reduce or increase the size of any award or payout. The Board did not exercise discretion in 2012 for any NEO or for any other employees who did not attain the relevant performance goals.

The Company does not anticipate making any significant changes to its compensation policies and practices for the 2013 fiscal year.

Executive Compensation Policies and Programs

In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

•	Motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

•
Recruit and subsequently retain highly qualified executive officers by offering overall compensation that is competitive with that offered for comparable positions in other mining companies which own assets of comparable quality and size; and

•	Align the interests of executive officers with the long-term interests of Shareholders through participation in the Company’s stock-based compensation plans.

Currently, the Company’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits, registered retirement savings plan (“RRSP”) matching for Canadian NEOs, individual retirement account (“IRA”) matching for U.S. NEOs, employee share purchase plan (“ESPP”) matching, and long-term incentives in the form of stock options and performance share units (“PSUs”).

The following table summarizes the different elements of the Company’s total compensation package:

COMPENSATION ELEMENT	OBJECTIVE	KEY FEATURE
Base Salary	Provide a fixed level of cash compensation for performing day-to-day responsibilities.	Base salary bands were created and reviewed annually based on 62.5th percentile of the market data for base salary. Actual increases are based on individual performance.
Annual Incentive Plan	Reward for short-term performance against corporate and individual goals.
Cash payments based on a formula. Each NEO has a target percentile opportunity based on the 62.5th percentile of the market data for total cash. Actual payout depends on performance against corporate and individual goals.
Minimum Company performance needs to be met before a payout occurs.

Stock Options	Align management interests with those of Shareholders, encourage retention and reward long-term Company performance.
Calculations are based on targets for each NEO determined by targeting the 75th percentile of the market data for total direct compensation for the CEO, CFO, and EVP and General Counsel and 62.5th percentile for all other executive officers. Stock option grants generally vest over 2 years and have a 5-year life.

COMPENSATION ELEMENT	OBJECTIVE	KEY FEATURE
Performance Share Units	Align management interests with those of Shareholders, encourage retention and reward long-term Company performance.
Calculations are based on targets for each NEO determined by targeting the 75th percentile of the market data for total direct compensation for the CEO, CFO, and EVP and General Counsel and 62.5th percentile for all other executive officers. PSU grants cliff vest over a period of time and actual payout depends on the performance of the Company’s share price against that of its peer group.

Retirement Plans: RRSP (Canadian employees) and IRA (U.S. employees)	Provide retirement savings.	RRSP – Company matches 100% of the employee’s contribution up to 5% of base salary. IRA – Company matches 100% of the employee’s contribution up to 3% of base salary.
Employee Share Purchase Plan	Encourage ownership in the Company through the regular purchase of Company shares from the open market.	Company matches 50% of the employee’s contribution up to 5% of base salary.
Health Plan Benefits	Provide security to employees and their dependents pertaining to health and welfare risks.	Coverage includes medical and dental benefits, short- and long-term disability insurance, life insurance and employee assistance plan.

Annual Compensation Decision-Making Process

Each year, the executive team establishes goals and initiatives for the upcoming year that include key priorities. The CEO presents these goals and initiatives to the Board for approval. Similarly, the CEO and the Chair of the Compensation Committee work together to establish goals for the CEO for the upcoming year and the CEO follows a process similar to the other NEOs.

The 2013 Corporate Goals include:

•	Advance the permitting of Donlin Gold on time and on budget.

•	Optimize the Donlin Gold project by lowering upfront capital requirements and increasing the rate of return.

•	Maintain a healthy balance sheet.

•	Further evaluate opportunities to monetize the value of Galore Creek and increase its reserves and resources.

•	Continue an effective corporate social responsibility program.

Performance relative to these goals is reviewed at year end and performance ratings are determined for the Company by the Board (upon recommendation by the Compensation Committee), for the CEO by the Compensation Committee and for each of the other NEOs by the CEO.  These performance ratings are used in making decisions and calculations related to base salary increases, annual incentive payouts and stock-based grants.

The Board can exercise discretion in determining the appropriate performance rating for the Company and executives based on their evaluation of performance against goals set at the beginning of the year.  The size of any payout or award is dependent on the performance rating as determined by the Board.  The rating can be 0% to 150%.

The Compensation Committee determines the CEO’s base salary, annual incentive payout and stock-based grant. The Compensation Committee also reviews the performance and compensation recommendations for the NEOs by the CEO and makes the final determination regarding the same. Base salary increases are effective January 1st of each year and annual incentive payments are usually paid out shortly after the close of each performance cycle. The Company’s performance cycle is aligned with its fiscal year end.

Following the compensation review that was completed in 2011, the Company established the following total direct compensation pay mix guidelines for 2012, which identify how much of the total compensation is cash versus non-cash based on the salary guidepost for each NEO and his or her annual incentive and long-term incentive targets for 2012:

Actual pay mix varies depending on whether goals are met, since performance factors are used in the calculation of annual incentive pay and long-term incentive pay.  The actual pay mix may also be affected by extenuating circumstances, such as severance payments.

The actual compensation mix for Gregory Lang for 2012 was 23% base salary, 18% annual short-term incentive and 59% long-term incentive.  The compensation mixes for Elaine Sanders and Joseph Piekenbrock were impacted by the severance payments made to these individuals during the course of the year, and are therefore not in accordance with the 2012 guidelines.  Gillyeard Leathley received a one-time extraordinary bonus for services rendered upon his departure from the Company, and his compensation mix is therefore outside of the 2012 guidelines.

Messrs. Deisley and Ottewell joined the Company in November of 2012, and their compensation mixes for the last month of fiscal 2012 were impacted by new hire grants and signing bonuses.  Their anticipated 2013 pay mix is identified below.

The following chart illustrates the total direct compensation guidelines for 2013:

As noted above, actual pay mixes may vary depending on the achievement of performance goals.

Risk Assessment of Compensation Policies and Practices

In 2012, the Compensation Committee conducted a risk assessment of the Company’s compensation policies and practices as they apply to all employees, including all executive officers. The design features and performance metrics of our cash and stock-based incentive programs along with the approval mechanisms associated with each were evaluated to determine whether any of these policies and practices would create risks that are reasonably likely to have a material adverse effect on the Company.

As part of the review, several factors were noted that we believe reduce the likelihood of risk-taking by our employees, including our officers and non-officers:

•	Our compensation mix is balanced among fixed components such as salary and benefits, annual incentive payments and long-term incentives, including performance units and stock options.

•
Performance share units vest upon the performance of NOVAGOLD share price against a peer group of companies and against the TSX index or other metrics as may be determined by the Compensation Committee.

•	The Compensation Committee has ultimate authority to determine, and reduce if appropriate, total compensation provided to our Executives, including each of the NEOs.

•
The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has engaged Mercer as its external consultant. Mercer assists the Compensation Committee in reviewing executive compensation on an annual basis.  Mercer also provides advice to the Committee on an as needed basis.

•
The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board. Individual payouts are based on a combination of financial metrics as well as qualitative and discretionary factors.

•	Stock based awards are all recommended by the Compensation Committee and approved by the Board.

•	The Board approves the compensation for the President and CEO.

•
The directors and executive officers of NOVAGOLD are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of the Company’s Common Shares.

•	There are minimum share ownership guidelines in place for the directors and executive officers of NOVAGOLD.

Based on this assessment, it was concluded that NOVAGOLD’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Peer Group

For 2012, market compensation data was drawn from compensation data disclosed in the proxy information circulars of other publicly traded companies. Specifically, the data was collected from 15 Canadian-based companies that:

•	are primarily in gold mining;

•	have current market capitalizations that are generally comparable to NOVAGOLD’s; and

•	have similar growth potential and complexity as NOVAGOLD.

We consider the above selection criteria to be relevant because they reflect the types of companies and the market in which NOVAGOLD primarily competes for talent.  NOVAGOLD considers these 15 companies as the Company’s peer group (“Peer Group”).

The 2012 proxy comparator group differs from the comparator group used in 2011 in the following ways:

•	European Goldfields was eliminated as it was acquired by Eldorado Gold;

•	Northgate Minerals Corp. was eliminated as it was acquired by AuRico Gold;

•	Based on discussions with the Committee, Alacer Gold Corp was added as it is now of comparable size and complexity to the other organizations in the comparator group.

The Peer Group consists of the following companies:

Alacer Gold Corp.	Centerra Gold Inc.	New Gold Inc.
Alamos Gold Inc.	Detour Gold Corp.	Osisko Mining Corp.
Allied Nevada Gold Corp.	Gabriel Resources Inc.	Silver Standard Resources Inc.
AuRico Mines Ltd.	IAMGOLD Corp.	Taseko Mines Ltd.
Aurizon Mines Ltd.	Lake Shore Gold Inc.	Turquoise Hill Resources Ltd.

The charts below show how the price of NOVAGOLD’s Common Shares has performed compared to the share price for the issuers in its Peer Group.

One Year Share Price - % Change
December 1, 2011 to November 30, 2012

20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
Alamos Gold Inc.
New Gold Inc.
Allied Nevada Gold Corp.
Silver Standard Resources Inc.
Taseko Mines Ltd.
Detour Gold Corp.
AuRico Mines Ltd.
Osisko Mining Corp.
Aurizon Mines Ltd.
IAMGOLD Corp.
Lake Shore Gold Corp.
Centerra Mines Ltd.
NOVAGOLD RESOURCES INC.
Alacer Gold Corp.
Turquoise Hill Resources Ltd.
Gabriel Resources Inc.

Three Year Share Price - % Change
December 1, 2009 to November 30, 2012
200%
150%
100%
50%
0%
-50%
-100%
New Gold Inc.
Allied Nevada Gold Corp.
Alacer Gold Corp.
Alamos Gold Inc.
Detour Gold Corp.
Osisko Mining Corp.
NOVAGOLD RESOURCES INC.
Gabriel Resources Inc.
Aurizon Mines Ltd.
Centerra Mines Ltd.
Taseko Mines Ltd.
AuRico Mines Ltd.
IAMGOLD Corp.
Turquoise Hill Resources Ltd.
Silver Standard Resources Inc.
LakeShore Gold

NOVAGOLD’s Common Share price performance compared to that of its Peer Group was in the lower quartile for the one year period and in the second quartile for the three year period. Development stage companies did not perform as well in 2012, largely due to capital cost inflationary pressures experienced for major project construction in the industry. NOVAGOLD’s share price was also impacted by Barrick Gold Corporation’s (“Barrick”) announcement in July, 2012 that Donlin Gold did not currently meet their investment criteria and that they would not make a decision to construct the project at this time. Some investors interpreted this to mean that the project would be put on hold or cancelled, resulting in a one day decline of $1.38 per Common Share (25%) on July 25, 2012. However, project permitting has continued as planned and both Barrick and NOVAGOLD are committed to funding permitting activities at Donlin Gold over the next three to four years.

Compensation Elements

Base Salary

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to market information provided by its outside compensation advisor, Mercer.

Mercer matched the executives to the incumbents in the comparator group that appear to be performing similar job functions. The Company targeted the 62.5th percentile of this market data to determine if the salary bands for the NEOs needed to be adjusted for 2012.  The salary bands were in line with the market data and the Compensation Committee recommended leaving the salary bands unchanged for 2012.

The Company targets base salaries above the median to assist in attracting and retaining the key people that the Company needs to make NOVAGOLD successful. The Company has a 50% interest in the Donlin Gold and in the Galore Creek projects. Managing and developing these resources requires an executive team with experience and skills in advancing significant deposits into production, as well as the ability to work with senior mining partners to advance its projects. Therefore, the Company needs to attract and retain executives with experience working for and with large companies to advance its substantial projects.

The Company conducts a peer group review for five of NOVAGOLD’s top executive officer positions annually. When determining actual base salary increases for the NEOs, the CEO and Compensation Committee look at the guideposts (62.5th percentile of the market data) of the salary bands and determine the increase based on the NEO’s performance. Individual performance is evaluated based on goals and initiatives set at the beginning of the year. The CEO determines a salary increase budget for each year based on market data from consulting companies. Using this budget and taking into account individual performance and the individual’s position in his or her salary band, the CEO may recommend an increase for one or all NEOs. The Compensation Committee makes a recommendation for the CEO’s base salary increase, also taking into account the budget set and the CEO’s individual performance.

If the NEO is fully competent in his or her position, the NEO would be paid between 95% and 105% of the guidepost. Developing NEOs would be paid between 80% and 94% of the guidepost and NEOs who consistently perform above expectation can be paid between 106% and 120% of guidepost.

Base Salary Increases for 2012

NOVAGOLD underwent a significant reorganization in 2012 with the spin-out of NovaCopper and the sale of the Rock Creek project. Therefore, the Compensation Committee approved base salary increases in 2012 for Elaine Sanders, Gillyeard Leathley and Joseph Piekenbrock to ensure a smooth transition to new management:

NEO	2011 Base Salary	2012 Base Salary	% Change	% of Salary Band Guidepost
Gregory Lang(1)	n/a	US$600,000	n/a	104%
Rick Van Nieuwenhuyse(2)	$686,280	$686,280	n/a	118%
David Ottewell(3)	n/a	US$325,000	n/a	n/a
Elaine Sanders(4)	$280,000	$299,600	7%	78%
Gillyeard Leathley(5)	$350,000	$381,500	9%	100%
David Deisley(6)	n/a	US$425,000	n/a	n/a
Joseph Piekenbrock(7)	US$250,000	US$265,000	6%	102%

(1)	Mr. Lang was appointed President and Chief Executive Officer of the Company effective January 9, 2012.
(2)	Mr. Van Nieuwenhuyse resigned as President and CEO of the Company effective January 9, 2012.
(3)	Mr. Ottewell was appointed Vice-President and Chief Financial Officer of the Company effective November 13, 2012.
(4)	Ms. Sanders resigned as Vice-President and Chief Financial Officer of the Company effective November 12, 2012.
(5)	Mr. Leathley retired as Senior Vice-President and Chief Operating Officer of the Company effective November 30, 2012.
(6)	Mr. Deisley was appointed Executive Vice-President and General Counsel effective November 1, 2012.
(7)	Mr. Piekenbrock resigned as Vice-President, Exploration of the Company effective April 30, 2012.

Base Salary Increases for 2013

The Compensation Committee adjusted the CEO, CFO and EVP salary band guideposts for 2013 based on recommendations from Mercer’s 2012 compensation review of peer group companies. The CEO salary guidepost increased 15% and the CFO and EVP salary guidepost increased 5% to target the 62.5th percentile of the market data. The average salary for CEO’s in the Peer Group increased approximately 20% from 2011 to 2012. Therefore, Mr. Lang’s salary was increased 12.5% from US$600,000 to US$675,000 for 2013 to remain competitive and to reflect his performance in the delivery of the Company’s 2012 goals and restructuring, including the advancement of Donlin Gold and Galore Creek, raising additional capital, the spin-out of NovaCopper, the disposition of the Rock Creek property and recruiting new executive officers. The base salaries and individual performance of Mr. Deisley and Mr. Ottewell will be reviewed by the CEO on their six month anniversary with the Company in May 2013.

Annual Incentive Plan

At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Company and the NEOs for such year. The assessment of whether the Company’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

Mercer used the three most recent years of published compensation data in the proxies for each of the comparator organizations in the Peer Group to achieve representative market levels for variable compensation elements that are, in some cases, relatively volatile year over year. This methodology effectively smoothed out anomalous incentive levels that could otherwise bias the data.

NOVAGOLD considers the 62.5th percentile of the total cash data provided by Mercer to review target, expressed as a percentage of base salary, for each NEO.

The annual incentive formula for 2012 was as follows:

((Corporate performance) + (Group performance) + (Individual performance)) x target % x base salary = payout

A minimum corporate performance needs to be met prior to any payout.

In 2013, the annual incentive formula was amended to focus on corporate and individual performance as follows:

((Corporate performance) + (Individual performance)) x target % x base salary = payout

The primary reason for removing group performance from the formula is that the successful restructuring of the Company significantly reduced the number of employees, making a distinction between group and individual performance meaningless.

Annual Incentive Payout for 2012

Actual incentive awards for 2012 were based on performance relative to goals and initiatives set for 2012 Performance was measured in three areas: corporate, group and individual. Performance ratings for each area range from 0% to 150%.

Discussions regarding corporate goals for each year are started during a strategy session held in the fall of the preceding year. All executives and some managers are involved in the strategy session. During the session, goals and initiatives are set in three areas: Operational Excellence, People & Partnerships and Shareholder Value. These corporate goals and initiatives are approved by the Board. Through 2012, group and individual goals and initiatives flow from the corporate goals and initiatives to ensure that everyone’s efforts were linked to the success of the Company.  In the future, the corporate goals and initiatives will be the basis for individual goals, as group goals have been eliminated from the formula used to evaluate employee performance.

The Company also focuses on setting goals and initiatives around its core values which include safety, accountability, sustainability, teamwork, respect, communication, empowerment and integrity.

The Compensation Committee determined that the corporate performance rating for 2012 was 135% based on the successful reorganization of the Company and stronger financial position.

Mr. Lang was awarded his annual bonus in recognition of his leadership skills and personal performance, as well as the significant contributions he made to the Company in 2012.  In particular, his leadership led to raising additional capital, the spin-out of NovaCopper, disposition of Rock Creek, advances in Donlin Gold and Galore Creek projects and building of a strong senior management team at NOVAGOLD. Mr. Lang’s annual bonus was based on an 80% weighting of the corporate performance (135%) and a 20% weighting of his individual performance (125%), resulting in an overall rating of 133% ((135% x 80%) + (125% x 20%)) of target.

Messrs. Ottewell and Deisley were awarded their prorated annual bonus at target as they were new to their roles.

Ms. Sanders was awarded her annual bonus in recognition of her leadership of the Finance team. Specifically, her effort led to the completion of the spin-out of NovaCopper, disposition of Rock Creek and transition to new leadership.

Mr. Leathley was awarded his annual bonus in recognition of the significant contributions he made to the Company by leading the closure and disposition plans for the Rock Creek Mine.  NOVAGOLD was also able to advance Donlin Gold and Galore Creek projects due to Mr. Leathley’s leadership.

A total of $1,151,830 was paid to the NEOs in the form of annual incentive awards for 2012, representing 74% of the base salaries provided to the NEOs for 2012. Details of the annual incentive awards for 2012 are as follows:

	Target (as a % of Base Salary)	% of Target	2012 Annual Incentive Payout ($)	% of Base Salary
Gregory Lang(1)	75%	133%	$554,610	103%
Rick Van Nieuwenhuyse(2)	n/a	n/a	n/a	n/a
David Ottewell(3)	60%	100%	$26,110	60%
Elaine Sanders(4)	60%	131%	$174,930	79%
Gillyeard Leathley(5)	60%	120%	$277,080	72%
David Deisley(6)	70%	100%	$49,580	70%
Joseph Piekenbrock(7)	50%	115%	$69,520	58%

(1)           Mr. Lang was appointed President and Chief Executive Officer of the Company effective January 9, 2012.
(2)           Mr. Van Nieuwenhuyse resigned as President & CEO of the Company effective January 9, 2012.
(3)           Mr. Ottewell was appointed Vice-President and Chief Financial Officer of the Company effective November 13, 2012.
(4)           Ms. Sanders resigned as Vice-President and Chief Financial Officer of the Company effective November 12, 2012.
(5)           Mr. Leathley resigned as Senior Vice-President and Chief Operating Officer of the Company effective November 30, 2012.
(6)           Mr. Deisley was appointed Executive Vice-President and General Counsel effective November 1, 2012.
(7)           Mr. Piekenbrock resigned as Vice-President, Exploration of the Company effective April 30, 2012.

Based on the results of the 2012 compensation review of market data, annual incentive targets for 2013 have been adjusted to align with the 62.5th percentile, resulting in targets of 100% for the CEO, 80% for the CFO and EVP, and 60% for all other executives.

Stock-Based Incentive Plans

Stock-based grants are generally awarded to executive officers at commencement of employment and periodically thereafter. For annual grants, stock options and PSUs are granted based on a target percentage of base salary for each NEO. The purpose of granting stock options and PSUs is to assist the Company in compensating, attracting, retaining and motivating directors, officers, employees and service providers of the Company and to closely align the personal interests of such persons to that of the Shareholders. These equity vehicles were chosen because the Company believes that these vehicles best incentivize the NOVAGOLD team to focus their efforts on increasing Shareholder value.

Mercer used the three most recent years of published compensation data in the proxies for each of the comparator organizations in the Peer Group to achieve representative market levels for variable compensation elements that are, in some cases, relatively volatile year over year. This methodology effectively smoothed anomalous incentive levels that could otherwise bias the data.

NOVAGOLD targeted the 75th percentile of the total direct compensation data provided by Mercer for the CEO, CFO, and EVP, and the 62.5th percentile of the total direct compensation data provided by Mercer for all other Executives, to review if the target percentage for each NEO is still appropriate. Based on the actual compensation and market data collected, targets for stock-based compensation have been adjusted for 2013 to ensure we stay in line with our compensation philosophy.

NOVAGOLD makes stock-based grants as authorized by two different plans: the 2004 Stock Award Plan and the 2009 Performance Share Unit Plan. The percentage of stock options versus PSUs granted is determined by the Compensation Committee for each grant.

Starting from 2009, annual stock option grants have a five-year life and vest over two years: 1/3 on the grant date, 1/3 on the first anniversary of the grant, and 1/3 on the second anniversary of the grant. Prior to 2009, stock option grants typically had a ten-year life.

Stock-Based Grants in 2012

A total of 2,339,400 stock options were granted to NEOs in 2012, which represented approximately 0.8% of the total Common Shares outstanding at November 30, 2012. A total of 1,800,000 stock options and 550,000 PSUs were granted to Mr. Lang, Mr. Deisley and Mr. Ottewell in 2012 as an inducement to their employment with the Company and to compensate for share-based awards forfeited from their former employment.

On January 9, 2012, Mr. Lang was granted 500,000 stock options priced at $10.12 per share, 100,000 PSUs and 200,000 Common Shares on commencement of his employment. Mr. Lang was granted an additional 500,000 stock options priced at $6.01 per share and 200,000 PSUs on June 8, 2012 as a further retention incentive due to the decrease in the Company’s share price subsequent to Mr. Lang’s acceptance of NOVAGOLD’s employment offer.

In November 2012, Messrs. Deisley and Ottewell were granted stock options, PSUs and inducement Common Shares on the commencement of their employment. Mr. Deisley was granted 500,000 stock options at $4.60 per share, 150,000 PSUs and 125,000 Common Shares on November 1, 2012. Mr. Ottewell was granted 300,000 stock options at $4.99 per share, 100,000 PSUs and 62,500 Common Shares on November 13, 2012.

The following table outlines details of the 2012 stock option and PSU grants:

	Target (as a % of Base Salary)	Stock Option Grant (#)	Grant Price ($)	PSU Grant (#)
Gregory Lang(1)	250%	1,000,000	$8.15	300,000
Rick Van Nieuwenhuyse(2)	250%	n/a	n/a	n/a
David Ottewell(3)	165%	300,000	$4.99	100,000
Elaine Sanders(4)	165%	164,000	$10.12	-
Gillyeard Leathley(5)	165%	256,300	$10.12	-
David Deisley(6)	165%	500,000	$4.60	150,000
Joseph Piekenbrock(7)	140%	119,100	$10.12	-

(1)	Mr. Lang was appointed President and Chief Executive Officer of the Company effective January 9, 2012.
(2)	Mr. Van Nieuwenhuyse resigned as President & CEO of the Company effective January 9, 2012.
(3)	Mr. Ottewell was appointed Vice-President and Chief Financial Officer of the Company effective November 13, 2012.
(4)	Ms. Sanders resigned as Vice-President and Chief Financial Officer of the Company effective November 12, 2012.
(5)	Mr. Leathley resigned as Senior Vice-President and Chief Operating Officer of the Company effective November 30, 2012.
(6)	Mr. Deisley was appointed Executive Vice-President and General Counsel effective November 1, 2012.
(7)	Mr. Piekenbrock resigned as Vice-President, Exploration of the Company effective April 30, 2012.

Employee Share Purchase Plan

The purpose of the Employee Share Purchase Plan (“ESPP”) is to provide incentives for NEOs to acquire Common Shares in the Company, which gives them a continuing stake in NOVAGOLD and aligns their interests with those of Shareholders. Under the ESPP, employees are able to contribute up to 5% of their base salary each pay period toward the purchase of Common Shares in the open market. The company matches 50% of the employee’s contribution. All NEOs are contributing at the maximum 5% contribution level, with the exception of Mr. Ottewell, whose 5% contribution commenced in December 2012.

The following table outlines the current holdings of NEOs in the ESPP:

ESPP Holdings

	November 30, 2011 Holdings	Contribution	November 30, 2012 Holdings
Gregory Lang(1)	Nil	5%	6,599
Rick Van Nieuwenhuyse(2)	31,896	5%	n/a
David Ottewell(3)	Nil	Nil	Nil
Elaine Sanders(2)	10,376	5%	n/a
Gillyeard Leathley(2)	2,431	5%	n/a
David Deisley(4)	Nil	5%	301
Joseph Piekenbrock(2)	5,798	5%	n/a

(1)	Mr. Lang was appointed President and Chief Executive Officer of the Company effective January 9, 2012.
(2)	No longer an executive officer of the Company at November 30, 2012.
(3)	Mr. Ottewell was appointed Vice-President and Chief Financial Officer of the Company effective November 13, 2012.
(4)	Mr. Deisley was appointed Executive Vice-President and General Counsel effective November 1, 2012.

Retirement Plans

The purpose of NOVAGOLD’s retirement plans is to assist eligible employees with accumulating capital toward their retirement. NOVAGOLD has an RRSP plan for Canadian employees whereby employees are able to contribute up to 5% of their base salary and receive a 100% Company match. NOVAGOLD has an individual retirement account (“IRA”) plan for U.S. employees whereby the Company will match 100% of the first 3% of employee contributions to the IRA.  IRA contributions by employees are currently limited to US$12,000 (US$14,500 for employees age 50 and over) annually.

Benefits

NOVAGOLD’s benefit programs provide employees with health and wellness security. The programs consist of medical, dental and vision benefits, life insurance, disability insurance, accidental death and dismemberment insurance, and an employee assistance plan. The only benefit that NEOs receive beyond those provided to other employees is eligibility for a paid annual executive physical.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns over the five most recently completed financial years assuming a $100 investment in the Common Shares on December 1, 2007, compared to an equal investment in the S&P/TSX Composite Index. NOVAGOLD does not currently issue dividends. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

	2008	2009	2010	2011	2012
Value based on $100 invested in NOVAGOLD on December 1, 2007(1)	$8	$61	$152	$51	$51
Value based on $100 invested in S&P/TSX Composite on December 1, 2007	$68	$84	$95	$91	$89

(1)           Includes the value of NovaCopper shares distributed to Shareholders in 2012.

While total Shareholder returns were flat in 2012, the Company achieved all of its goals and objectives and the Compensation Committee approved base salary increases effective January 1, 2013, and an annual incentive plan payout based on target amounts and the actual performance of the Company, the group and the individual for 2012.

Total Shareholder returns were negative in 2011.  However, the Company achieved all of its goals and objectives and the Compensation Committee approved base salary increases for January 1, 2012.  They also approved an annual incentive payout based on target amounts and the actual performance of the Company, the group and the individual.

Total Shareholder returns were positive in 2010. Based on this performance, the Compensation Committee approved base salary increases effective January 1, 2011, and an annual incentive plan payout and stock-based grant for that year.

Total Shareholder returns were positive in 2009. Based on this performance, the Compensation Committee approved base salary increases effective January 1, 2010, and an annual incentive plan payout and a stock-based long-term incentive grant in 2010 comprising 50% stock options and 50% PSUs.

For 2008 when total Shareholder returns were negative, the NEOs did not receive a base salary increase or annual incentive payouts.

Executive Share Ownership

In order to align the interests of NOVAGOLD’s senior executives with those of its Shareholders, NOVAGOLD also implemented share ownership guidelines for its senior executives in April 2009. Under the guidelines, the senior executive can satisfy his or her respective share ownership requirements by holding Common Shares. Stock options and unvested PSUs do not count toward this requirement. Pursuant to the guidelines, senior executives must meet their share ownership requirements by the later of April 1, 2014, or within five years of becoming a senior executive. There are no equity holding period requirements.

For the President and CEO, the share ownership requirement is that number equal to the value of three times annual base salary. In the case of the CFO or EVP and General Counsel, the share ownership requirement is that number equal to the value of two times annual base salary and, in the case of other executives, one times annual base salary.

The following table outlines the aggregate value of the Common Shares held by each NEO currently employed by the Company, on November 30, 2012.

Name	Eligible Share Holdings (common shares)	Share Ownership Guidelines
	#	Requirement	Requirement ($)(1)	Proportion of Requirement Met(2)
Gregory Lang	132,379	3 X base salary	US$1,800,000	30%
David Ottewell	35,434	2 X base salary	US$650,000	24%
David Deisley	73,008	2 X base salary	US$850,000	38%

(1)           Based on annual salary effective December 1, 2012.
(2)           NEOs have five years after becoming a NEO to meet the share ownership guidelines.

Compensation Governance

Information regarding the responsibilities and operations of the Compensation Committee and the process by which compensation is determined is discussed elsewhere in this “Report on Executive Compensation” and below under the heading “Compensation of Directors”.

The Compensation Committee is a standing committee of the Board of NOVAGOLD which is appointed by and reports to the Board, with a mandate to assist the Board in fulfilling its oversight responsibilities related to:

•	appointment, performance evaluation and compensation of NOVAGOLD’s President and Chief Executive Officer (“CEO”) and other executive officers of NOVAGOLD (collectively, “Executive Officers”);

•	succession planning relating to the CEO, other Executive Officers and other key personnel including appointments, reassignments and terminations;

•	compensation structure for the CEO and other Executive Officers including annual, mid-term and long-term incentive plans and incentive plans involving share issuances or share awards;

•	determination of director compensation; and,

•	share ownership guidelines for the CEO, other Executive Officers and directors.

For the year ended November 30, 2012, the Compensation Committee consisted of three independent directors: Ms. Dowdall and Messrs. McConnell and Giardini; Mr. Giardini was the Chair of the Compensation Committee.  All members of the Compensation Committee are non-executive directors of the Company. Effective March 1, 2013, Mr. Giardini resigned as a director of NOVAGOLD and Kalidas V. Madhavpeddi was appointed Chairman of the Compensation Committee by the Board.

Mr. Madhavpeddi is President of Azteca Consulting LLC, an advisory firm to the metals and mining sector and Chief Executive Officer of Forex Investment Group, a private Hong Kong based equity fund.  He is also on the board of Namibia Rare Earths Inc. and serves as chair of that company’s compensation committee.  His extensive career in the mining industry spans over 30 years including Phelps Dodge Corp and he has considerable experience with compensation matters. Mr. Gerry McConnell is the President and CEO of Namibia Rare Earths Inc. and is also very involved in the development and review of the executive compensation for Namibia Rare Earths. Ms. Dowdall was previously involved with corporate governance and the review of executive reporting while at Franco-Nevada Corporation.  She presently serves as chair of the compensation committees for both Foran Mining Corporation and Olivut Resources Ltd.  Tony Giardini, CA and CPA, is Executive Vice-President and Chief Financial Officer at Kinross Gold Corporation and was formerly Chief Financial Officer at Ivanhoe Mines Ltd., where he worked with a compensation consultant to assist with director and executive compensation reviews.

Compensation Consultant

The Compensation Committee has engaged Mercer since October 2007 to provide specific support to the Compensation Committee in determining compensation for the Company’s officers and directors during the most recently completed fiscal year. Such analysis and advice from Mercer includes, but is not limited to, executive compensation policy (for example, the choice of comparator group and compensation philosophy), total compensation benchmarking for the NEOs, and incentive plan design. In addition, this support has also consisted of (i) the provision of general market observations throughout the year with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at one Compensation Committee meeting to review market trends and issues, and one other meeting at which market analysis findings are presented to the Compensation Committee. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. In addition to this mandate, Mercer provides general employee compensation or benefits consulting services to the Company.

The Compensation Committee Chair pre-approves the statement of work provided by Mercer prior to the start of the annual executive and director compensation reviews or any other project that needs to be completed.  The statement of work confirms the work that Mercer is asked to complete and their fees.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”). Marsh, an MMC affiliate provides insurance services to the Company.  The Compensation Committee does not pre-approve these services.

Executive Compensation-Related Fees

The fees paid to Mercer for executive compensation-related services were $51,620 in 2012 and $52,330 in 2011.

All Other fees

The fees paid to Marsh for insurance services were $219,980 in 2012 and $322,902 in 2011.

Summary Compensation Table

The summary compensation table below sets out NEO compensation information including annual salary, incentive bonuses and all other compensation earned during the fiscal years ended November 30, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation(3) ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term incentive plans ($)
Gregory Lang(4), President and CEO	2012 2011 2010	538,683 Nil Nil	3,931,000 Nil Nil	3,627,715 Nil Nil	554,610 Nil Nil	Nil Nil Nil	Nil Nil Nil	56,156 Nil Nil	8,708,163 Nil Nil
Rick Van Nieuwenhuyse(5), Former President and CEO	2012 2011 2010	253,307 684,507 663,417	3,169,320 1,736,378 195,527	Nil 2,215,278 462,986	Nil 1,070,600 648,380	Nil Nil Nil	Nil Nil Nil	22,563 68,218 64,732	3,445,190 5,774,980 2,035,041
David Ottewell(6), Vice President and CFO	2012 2011 2010	17,330 Nil Nil	723,964 Nil Nil	601,849 Nil Nil	26,110 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,369,253 Nil Nil
Elaine Sanders(7), Former Vice President and CFO	2012 2011 2010	222,817 268,125 162,838	Nil 288,182 24,390	807,459 368,324 57,660	174,930 154,350 81,940	Nil Nil Nil	Nil Nil Nil	475,237 24,755 29,417	1,680,443 1,103,736 356,245
Gillyeard Leathley(8), Senior Vice President and COO	2012 2011 2010	384,133 350,000 231,902	651,250 891,260 Nil	1,261,901 Nil 852,463	277,080 254,620 116,780	Nil Nil Nil	Nil Nil Nil	654,926 31,770 733	3,229,290 1,527,649 1,201,878
David Deisley(9), Executive Vice President and General Counsel	2012 2011 2010	35,495 Nil Nil	1,330,458 Nil Nil	916,342 Nil Nil	49,580 Nil Nil	Nil Nil Nil	Nil Nil Nil	885 Nil Nil	2,332,760 Nil Nil
Joseph Piekenbrock(10), Former Vice President, Exploration	2012 2011 2010	120,473 244,505 225,844	Nil 203,994 21,409	586,392 259,994 50,553	69,520 128,121 91,803	Nil Nil Nil	Nil Nil Nil	398,570 6,113 5,458	1,174,955 842,726 387,557

(1)	The amounts in respect of share-based awards are based upon the fair value of the grants as of the date of the grant.
(2)	Amounts in respect of option-based awards are based upon the Black-Scholes valuation model. Option-based awards granted during the year ended November 30, 2012 include vested and unvested amounts.
(3)	Amounts in All Other Compensation include severance payments and Company matching of retirement and share purchase plans.
(4)
Mr. Lang was appointed President and Chief Executive Officer of the Company effective January 9, 2012.  The portion of awards vested at November 30, 2012 for Mr. Lang: $1,830,000 of the 2012 share-based awards and $1,209,235 of the 2012 option-based awards. Mr. Lang is not compensated as a director.

(5)
Mr. Van Nieuwenhuyse resigned as President and Chief Executive Officer of the Company effective January 9, 2012.  The 2012 share-based award of $3,169,320 was part of Mr. Van Niewuwenhuyse's severance. Mr. Van Neieuwenhuyse was not compensated as a director while he was President and Chief Executive Officer of the Company.

(6)
Mr. Ottewell was appointed Vice President and Chief Financial Officer of the Company effective November 13, 2012.  The portion of awards vested at November 30, 2012 for Mr. Ottewell: $281,964 of the 2012 share-based awards and $200,616 of the 2012 option-based awards.

(7)
Ms. Sanders resigned as Vice-President and Chief Financial Officer of the Company effective November 12, 2012 resulting in the vesting of all remaining outstanding option-based awards. Ms. Sanders received cash payment severance of $454,000 in other compensation.

(8)
Mr. Leathley resigned as Senior Vice-President and Chief Operating Officer of the Company effective November 30, 2012 resulting in the vesting of all remaining outstanding option-based awards.  Mr. Leathley received a share-based award of $651,250 paid in PSUs and a cash payment severance of $621,000 in other compensation. Mr. Leathley was not compensated as a director while he was President and Chief Executive Officer of the Company.

(9)
Mr. Deisley was appointed Executive Vice-President and General Counsel effective November 1, 2012. The portion of awards vested at November 30, 2012 for Mr. Deisley: $611,958 of the 2012 share-based awards $305,447 of the 2012 option-based awards.

(10)
Mr. Piekenbrock resigned as Vice-President, Exploration of the Company effective April 30, 2012 resulting in the vesting of all remaining outstanding option-based awards.  Mr. Piekenbrock received cash payment severance of $396,000 in other compensation.

The annual incentives, share-based awards and option based awards are granted as a target percentage of the base salary for each NEO. The proportion of value assigned to stock options and/or PSUs is determined by the Board. The 2012 annual grant value was allocated entirely to stock options for Ms. Sanders, Mr. Leathley and Mr. Piekenbrock. The number of options granted is determined by dividing the dollar amount to be granted by the value per option determined using the Black-Scholes option valuation model. Inputs used in the model include the Company’s historical stock prices to determine the stock’s volatility, the expected life of the option which is based on the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grant. The number of PSUs granted is determined by dividing the dollar amount to be granted by the Common Share price at the time of the grant to determine the number of share-units.

2012 stock grants for Mr. Lang, Mr. Deisley and Mr. Ottewell were recommended by the Compensation Committee and approved by the Board in order to induce and retain their respective employment.

See “Compensation Discussion and Analysis” for additional details regarding the information provided above.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out information concerning all option-based and share-based awards outstanding for each NEO as of November 30, 2012, which disclosure includes awards granted before the most recently completed financial year.

The exercise prices of stock option awards granted prior to April 30, 2012 were re-priced at 91.1% of the original prices due to the NovaCopper spin-out. Stock options include vested and unvested amounts.

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested(2)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed
Gregory Lang	09-Jan-2012	500,000	$10.12	06-Dec-2016	Nil	100,000	$443,000	Nil
	08-Jun-2012	500,000	$6.17	07-Jun-2017	Nil	200,000	$886,000	Nil
Rick Van Nieuwenhuyse	28-Apr-2003	300,000	$3.28	27-Apr-2013	$345,000	Nil	Nil	Nil
	08-Mar-2004	250,000	$6.01	07-Mar-2014	Nil	Nil	Nil	Nil
	17-Jan-2005	250,000	$8.07	16-Jan-2015	Nil	Nil	Nil	Nil
	10-Mar-2006	200,000	$12.81	09-Mar-2016	Nil	Nil	Nil	Nil
	05-Apr-2008	250,000	$7.47	04-Apr-2018	Nil	Nil	Nil	Nil
	08-Jan-2009	838,000	$2.23	07-Jan-2014	$1,843,600	Nil	Nil	Nil
	29-May-2009	1,185,350	$4.78	28-May-2014	Nil	Nil	Nil	Nil
	21-Jan-2010	231,250	$5.83	20-Jan-2015	Nil	Nil	Nil	Nil
	03-Dec-2010	332,230	$13.24	03-Dec-2015	Nil	107,250	$475,100	Nil
	07-Dec-2011	75,750	$10.12	06-Dec-2016	Nil	Nil	Nil	Nil
David Ottewell	13-Nov-2012	300,000	$4.99	10-Sep-2017	Nil	100,000	$443,000	Nil
Elaine Sanders	17-Jan-2005	50,000	$8.07	31-May-2014	Nil	Nil	Nil	Nil
	10-Mar-2006	50,000	$12.81	31-May-2014	Nil	Nil	Nil	Nil
	01-Apr-2008	53,000	$7.27	31-May-2014	Nil	Nil	Nil	Nil
	08-Jan-2009	46,000	$2.23	07-Jan-2014	$101,200	Nil	Nil	Nil
	29-May-2009	146,250	$4.78	28-May-2014	Nil	Nil	Nil	Nil
	21-Jan-2010	28,800	$5.83	31-May-2014	Nil	Nil	Nil	Nil
	03-Dec-2010	55,250	$13.24	31-May-2014	Nil	17,800	$78,900	Nil
	07-Dec-2011	164,000	$10.12	31-May-2014	Nil	Nil	Nil	Nil
Gillyeard Leathley	21-Jan-2010	50,000	$5.83	20-Jan-2015	Nil	Nil	Nil	Nil
	23-Nov-2010	125,000	$13.58	20-Nov-2015	Nil	Nil	Nil	Nil
	07-Dec-2011	256,300	$10.12	06-Dec-2016	Nil	Nil	Nil	Nil
David Deisley	01-Nov-2012	500,000	$4.60	03-Sep-2017	Nil	150,000	$664,500	Nil

Joseph Piekenbrock	08-Mar-2004	100,000	$6.01	01-Nov-2013	Nil	Nil	Nil	Nil
	17-Jan-2005	100,000	$8.07	01-Nov-2013	Nil	Nil	Nil	Nil
	10-Mar-2006	60,000	$12.81	01-Nov-2013	Nil	Nil	Nil	Nil
	01-Apr-2008	72,600	$7.27	01-Nov-2013	Nil	Nil	Nil	Nil
	08-Jan-2009	50,000	$2.23	01-Nov-2013	$110,000	Nil	Nil	Nil
	29-May-2009	164,769	$4.78	01-Nov-2013	Nil	Nil	Nil	Nil
	21-Jan-2010	25,250	$5.83	01-Nov-2013	Nil	Nil	Nil	Nil
	03-Dec-2010	39,000	$13.24	01-Nov-2013	Nil	12,600	$55,800	Nil
	07-Dec-2011	119,100	$10.12	01-Nov-2013	Nil	Nil	Nil	Nil

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2012 of $4.43 less the option exercise price.
(2)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2012 of $4.43.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning the value of incentive plan awards—option-based and share-based awards as well as non-equity incentive plan compensation—vested or earned for each NEO during the financial year ended November 30, 2012.

Name	Option-based Awards Value Vested During the Year(1) ($)	Share-based Awards Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Gregory Lang	Nil	1,830,000	Nil
Rick Van Nieuwenhuyse	Nil	891,459	Nil
David Ottewell	Nil	281,964	Nil
Elaine Sanders	Nil	111,201	Nil
Gillyeard Leathley	Nil	Nil	Nil
David Deisley	Nil	611,958	Nil
Joseph Piekenbrock	Nil	97,610	Nil

(1)	Based on the Company’s Common Share price on the TSX as of November 30, 2012 of $4.43 less the option exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The Company currently grants equity under the Stock Award Plan, the Performance Share Unit Plan, and the Deferred Share Unit Plan to attract and retain directors, officers or service providers to the Company and motivate them to advance NOVAGOLD’s interests by affording them the opportunity to acquire an equity interest in the Company through options.

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others.  All of the compensation plans referenced below have been approved by Shareholders.  The Company does not have any equity compensation plans which have not been approved by Shareholders.

Shares for Issuance from Plans Approved by Shareholders	Stock Award Plan	PSU	DSU
As at November 30, 2012 (most recently completed fiscal year)
Maximum number of Common Shares reserved for issuance	27,980,943	2,021,230	145,739
Percent of Common Shares outstanding (approximate)	10.00%	0.72%	0.05%
Number of Common Shares issuable upon exercise or vesting of option or right	13,903,424	584,800	56,039
Percent of Common Shares outstanding (approximate)	4.97%	0.21%	0.02%
Weighted average exercise price	$7.08	n/a	n/a
Number of Common Shares remaining available for future issuances	14,077,919	1,436,430	89,700
Plan Features
Maximum number of Common Shares authorized for issuance to any one insider or such insider’s associate under each plan within a one-year period	10% of the total Common Shares outstanding
Maximum number of Common Shares reserved for issuance to any one person under each plan	5% of the total Common Shares outstanding	None	None
Maximum number of Common Shares authorized for issuance to insiders, at any time, under all share compensation arrangements of the Company	10% of the total Common Shares outstanding
Maximum number of Common Shares issued to insiders under all share compensation arrangements of the Company	5% of the total Common Shares outstanding
As at April 1, 2013
Maximum number of Common Shares reserved for issuance	31,664,465	1,928,565	137,989
Percent of Common Shares outstanding (approximate)	10%	0.61%	0.04%
Number of Common Shares issuable upon exercise or vesting of option or right	16,952,426	1,347,950	63,907
Percent of Common Shares outstanding (approximate)	5.35%	0.43%	0.02%
Weighted average exercise price	$6.60	n/a	n/a
Number of Common Shares remaining available for future issuances	14,712,039	580,615	74,082

Stock Award Plan

The Company has a formalized Stock Award Plan for the granting of incentive stock options, stock appreciation rights (“SARs”) and tandem SARs (“Tandem SARs”) (collectively, an “Award”) to the officers, directors, employees and service providers of the Company.  The purpose of granting Awards pursuant to the Stock Award Plan is to assist the Company in compensating, attracting, retaining and motivating directors, officers, employees and service providers of the Company and to closely align the personal interests of such persons to that of the Shareholders.

Summary of the Stock Award Plan

Set out below is a summary of the Stock Award Plan.

Pursuant to TSX rules, Shareholders must re-approve the Company’s Stock Award Plan (the “Stock Award Plan”) and all unallocated options issuable pursuant thereto every three years.  The Shareholders last approved the Stock Award Plan in May 2012.

Under the Stock Award Plan, Awards may be granted to directors, officers, employees and service providers of the Company and its subsidiaries and affiliates.  The total number of Common Shares reserved for issuance in connection with Awards granted or that may be granted under the Stock Award Plan is 10% of the total number of outstanding Common Shares. As of April 1, 2013, the total number of Common Shares issuable in connection with outstanding, unexercised Award grants under the Stock Award Plan was 16,952,426, which represent, in the aggregate, 5.35% of the total number of outstanding Common Shares. Of the 16,952,426 outstanding unexercised Awards, Awards to purchase 13,597,628 Common Shares are fully vested, with 3,354,798 remaining unvested.

Under the terms of the Stock Award Plan, SARs may be granted to participants at any time as determined by the Board.  A SAR may be granted in tandem with an option granted under the Stock Award Plan or on a free-standing basis, and may be exercised upon such terms and conditions and for the term as the Board, in its sole discretion, determines, provided, however, that the term shall not exceed the option term in the case of a Tandem SAR or five years in the case of a free standing SAR.  Upon exercise of a SAR, the participant shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the fair market value of a Common Share on the date of exercise over the price at which the SAR was originally granted (which shall not be less than the fair market value of a Common Share of the Company on the date of the SAR grant).  All payments shall be made in Common Shares, the number of which shall be calculated by dividing the payment amount by the fair market value of the Common Shares on the exercise date.

Tandem SARs are SARs granted in conjunction with a related option which gives the awardee the right to surrender to the Company all or a portion of the related option and to receive a distribution of Common Shares in an amount equal to the excess of the fair market value of a specified number of shares as of the date the SAR is exercised over the exercise price of the related option.  To the extent a Tandem SAR is exercised, the related option will terminate at the time of such exercise.  The effect of the exercise of a SAR or Tandem SAR would be a reduction in the total number of shares issued by the Company to a participant versus the exercise of an equivalent stock option.  The purpose of the Tandem SARs is to minimize Shareholder dilution while still incentivizing long-term participant performance in alignment with Shareholder interests, hence creating Shareholder value.

The total number of Common Shares that may be issued to an individual participant under the Stock Award Plan upon the exercise of Awards granted thereunder shall not exceed, in the aggregate, 5% of the Company’s total number of outstanding Common Shares at the date of grant of such Award.  The maximum number of shares issuable to insiders pursuant to the Stock Award Plan together with any shares issued pursuant to any other share compensation arrangement, at any time shall not exceed (i) 10% of the total number of outstanding shares and (ii) 10% of the total number of outstanding Common Shares within any one-year period.

The Stock Award Plan is to be administered by the Compensation Committee appointed by the Board. Subject to the terms of the Stock Award Plan, the Compensation Committee may determine, among other things, the persons to whom Awards may be granted, the number of Awards to be granted to any person, the exercise price and the schedule and dates for vesting of Awards granted.  In no event shall the exercise price of an Award be less than the closing sale price of the Company’s Common Shares on the TSX on the trading day immediately preceding the day on which such Award is granted. The term of the Awards granted under the Stock Award Plan shall be determined by the Compensation Committee.

Subject to any express resolution passed by the Board, Awards granted under the Stock Award Plan shall terminate and may not be exercised after the date on which the option holder ceases to be a director, senior officer or employee of, or consultant to, the Company; provided that, in the event that prior to the expiry of an option in accordance with its terms, the employment of a participant is terminated by the Company for any reason other than cause the participant shall continue to have the right to exercise the option for six months following such termination, in accordance with its terms and conditions.  In the event of a participant’s death, the legal representative of the participant’s estate shall have the right to exercise the option for one year following such participant’s death in accordance with its terms and conditions.  Awards granted under the Stock Award Plan are personal and may not be assigned by the option holder.

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, and without Shareholder approval, amend, suspend or terminate the Stock Award Plan or any Award granted under the Stock Award Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature and changes regarding the vesting of Awards; provided, however, that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Award, as determined by the Board acting in good faith, without his or her consent in writing; and

(c)	the Board shall obtain Shareholder approval of the following:

(i)	any amendment to the maximum number of Common Shares, other than as contemplated by the Stock Award Plan;

(ii)	any amendment that would reduce the award price of an outstanding Award other than as contemplated by the Stock Award Plan; and

(iii)	any amendment that would extend the term of any Award granted under the Stock Award Plan beyond the expiry date.

In the event of, among other things, a take-over bid affecting the Company, the Board of the Company will notify each awardee under the Stock Award Plan of the full particulars of the offer whereupon all Awards will become vested and may be exercised.

During the year ended November 30, 2012, upon recommendation of the Compensation Committee, 2,339,400 options were granted to NEOs in consideration for their services to the Company.

In addition, 906,000 options were granted to directors during the year ended November 30, 2012. These options are fully vested on the grant date.

PSU Plan

In May 2012, the Shareholders approved a resolution amending the PSU Plan to increase the maximum number of Common Shares reserved for issuance under the PSU Plan from 2,000,000 to 3,000,000.

The PSU Plan is administered by the Compensation Committee of the Board. Employees and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the PSU Plan. In accordance with the terms of the PSU Plan, the Compensation Committee will approve those employees and eligible consultants who are entitled to receive PSUs and the number of PSUs to be awarded to each participant. PSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each PSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the PSU vesting criteria.

Summary of the PSU Plan

Set out below is a summary of the PSU Plan.

Eligible Participants

The PSU Plan is administered by the Compensation Committee of the Board.  Employees and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the PSU Plan. In accordance with the terms of the PSU Plan, the Compensation Committee will approve those employees and eligible consultants who are entitled to receive PSUs and the number of PSUs to be awarded to each participant. PSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each PSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the PSU vesting criteria.

Vesting

PSUs vest in accordance with terms determined by the Compensation Committee, which will be based on, among other things, one or more of the following factors: (i) the achievement of corporate or individual performance objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Company, (ii) the market price of Common Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the participant, the Company, a subsidiary or business unit. The performance terms that the Compensation Committee may apply to PSUs are intended to strengthen the link between the Company’s performance and the value of the PSUs at the time that they are paid out. The conditions relating to the vesting of PSUs are determined by the Compensation Committee in its sole discretion.

Once the PSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, may be purchased by the Company on the market for delivery to the participant, or may be settled in cash. The amount of any such cash payment shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the market price per share on the payout date. The expiry period of PSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all PSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested, expired PSUs are available for future grants.

Maximum Number of Common Shares Issued

The maximum number of Common Shares currently reserved for issuance under the PSU Plan is 3,000,000, which is approximately 0.95% of the current issued and outstanding as of April 1, 2013.  Common Shares purchased on the market for the purpose of honouring PSU grants will not be counted for the purpose of determining the number of shares issued under the PSU Plan, nor will entitlements satisfied in cash.

The PSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the PSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the PSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the PSU Plan, PSUs which have not vested on a participant’s termination date shall terminate and be forfeited. Except for participants whose PSUs are subject to U.S. federal income tax, if a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion, all or a portion of such participant’s PSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited PSUs are available for future grants.

Transferability

PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the PSU Plan

The Board may, without notice, at any time and from time to time, without Shareholder approval, amend the PSU Plan or any provisions thereof in such a manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the PSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the PSU Plan;

(c)	to change the vesting provisions of PSUs to reflect revised performance metrics or to accelerate vesting in the event that performance criteria is achieved earlier than expected;

(d)	to change the termination provisions of PSUs or the PSU Plan that does not entail an extension beyond the original expiry date of the PSU; or

(e)	to preserve the intended tax treatment of the benefits provided by the PSU Plan, as contemplated therein;

provided, however, that:

(f)
no such amendment of the PSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the PSU Plan; and

(g)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that:

(i)	increases the maximum number of Common Shares issuable pursuant to the PSU Plan;

(ii)	extends the expiry date for PSUs granted to insiders under the PSU Plan;

(iii)	provides for other types of compensation through Common Share issuance;

(iv)	expands the rights of a participant to assign PSUs beyond what is currently permitted in the PSU Plan;

(v)	adds additional categories of participants; or

(vi)	changes in eligible participants.

DSU Plan

In May 2009, Shareholders approved a non-employee deferred share unit plan (“DSU Plan”) for directors.  The DSU Plan provides that the annual compensation amount (the “Annual Base Compensation”) payable to non-executive directors of the Company, as determined from time to time by the Board, shall be paid 50% in deferred share units (“DSUs”) and 50% in cash. Non-executive directors may also elect to receive DSUs with respect to all or part of that portion of his or her Annual Base Compensation otherwise payable in cash. All DSUs paid with respect to Annual Base Compensation will be credited to the director’s DSU Account when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the market value of a Common Share at the time. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

In May 2012, Shareholders approved a resolution amending the DSU Plan to increase the maximum number of Common Shares reserved for issuance under the DSU Plan from 100,000 to 150,000.

Generally a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. However, if the participant’s DSUs are subject to U.S. federal income tax, the DSUs will be paid out on the participant’s separation from service, or in the case of death, within 90 days following the participant’s death, provided that in limited circumstances U.S. tax law may require that such payment be delayed until six months following the participant’s separation from service.  All redemptions under the DSU Plan shall be in Common Shares issued from treasury.

Summary of the DSU Plan

Set out below is a summary of the DSU Plan.

Administration of Plan

The DSU Plan provides that the annual compensation amount (the “Annual Base Compensation”) payable to non-executive directors of the Company, as determined from time to time by the Board, shall be paid 50% in DSUs and 50% in cash. Non-executive directors may also elect to receive DSUs with respect to all or part of that portion of his or her Annual Base Compensation otherwise payable in cash. All DSUs paid with respect to Annual Base Compensation will be credited to the director’s DSU Account when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the market value of a Common Share at the time. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date.  However, if the participant’s DSUs are subject to U.S. federal income tax, the DSUs generally will be paid out on the participant’s separation from service, or in the case of death, within 90 days following the participant’s death, provided that in limited circumstances U.S. tax law may require that such payment be delayed until six months following the participant’s separation from service.  All redemptions under the DSU Plan shall be in Common Shares issued from treasury.

Maximum Number of Common Shares Issued

The maximum number of Common Shares currently reserved for issuance under the DSU Plan is 150,000, which is approximately 0.05% of the current issued and outstanding as of April 1, 2013. The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or loss of dissent and distribution.

Amendments to the DSU Plan

The Board may at any time, and from time to time, and without Shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable securities laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan;

(g)	amendments to preserve the intended tax treatment of the benefits provided under the DSU Plan, as contemplated therein; or

(h)	any other amendment, fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX;

provided, however, that:

(i)
no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(j)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

(i)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

(ii)	to the amendment provisions of the DSU Plan; or

(iii)	to the definition of “Participant”.

EMPLOYMENT CONTRACTS

The Company entered into employment agreements with all of the NEOs to address many issues important in the employer-employee relationship including:

•	Term of employment

•	Amount of compensation and any included benefits such as vacation or health plan

•	The duties, tasks and responsibilities expected of the employee

•	Termination provisions including in the event of a change of control

•	Confidentiality of information to prevent employees from disclosing to others any confidential information after the employment ends

•	Non-solicitation restrictions to prevent the employee from attempting to solicit other employees

•	Any other issues specific to the employment situation

For the purposes of employment agreements, a “Change of Control” means any of the following:

•
at least 50% in fair-market value of all of NOVAGOLD’s assets are sold to a party or parties acting jointly or in concert (as determined pursuant to the Ontario Securities Act, R.S.O. 1990, c.S.5, as amended (the “OSA”), mutatis mutandis) in one or more transactions occurring within a period of two (2) years; or

•
there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of NOVAGOLD that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 40% or more of the outstanding voting shares of NOVAGOLD, provided that the direct or indirect acquisition by Electrum Strategic Resources LLC (“Electrum”) of voting shares of NOVAGOLD shall not constitute a “Change of Control” unless the acquisition of such additional voting shares when taken together with any voting shares or securities convertible into voting shares (“Convertible Securities”) held directly or indirectly by Electrum at the time of acquisition constitutes 50% or more of the outstanding voting shares of NOVAGOLD.  All Convertible Securities owned by Electrum will be deemed to be fully converted or exercised and the number of outstanding voting shares of NOVAGOLD will be adjusted to reflect such conversion or exercise and Electrum includes all persons acting jointly or in concert with Electrum; or

•
a majority of the nominees of the then-incumbent Board of Directors of NOVAGOLD for election to the Board of Directors of NOVAGOLD are not elected at any annual or special meeting of shareholders of NOVAGOLD; or

•
NOVAGOLD is merged, amalgamated, consolidated or reorganized into or with another body corporate or other legal person and, as a result of such business combination, more than 40% of the voting shares of such body corporate or legal person immediately after such transaction are beneficially held in the aggregate by a person or body corporate (or persons or bodies corporate acting jointly or in concert) and such person or body corporate (or persons or bodies corporate acting jointly or in concert) beneficially held less than 40% of the voting shares of NOVAGOLD immediately prior to such transaction.

Gregory Lang

Pursuant to an employment contract with the Company effective January 9, 2012, Mr. Lang is employed by the Company as President and Chief Executive Officer.  Mr. Lang was entitled to an annual salary of US$600,000 (C$610,000).

Mr. Lang’s salary is to be reviewed at least annually by the Compensation Committee of the Board. The Compensation Committee of the Board can make recommendations to the Board regarding appropriate salary adjustments. Commencing January 1, 2013, Mr. Lang’s salary was increased to US$675,000 (C$686,000). In the event of a change of control of the Company, the Company is required to continue to employ Mr. Lang in the same capacity. The Company is obligated to provide Mr. Lang with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Company in effect from time to time. The Company is obligated to provide Mr. Lang with director’s and officer’s liability insurance appropriate to the nature of his responsibilities under his employment contract.

Mr. Lang may terminate his obligations under his employment contract (i) at any time upon providing three months’ notice in writing to the Company; or (ii) upon a material breach or default of any term of the agreement by the Company. The Company may terminate Mr. Lang’s employment at any time for just cause or upon Mr. Lang dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment. If Mr. Lang’s employment agreement is terminated by him as a result of a material breach or default of any term of the agreement by the Company, or if it is terminated by the Company at any time or in breach of the agreement, or if within the twelve (12) period immediately following a Change in Control there is a material change or breach of the agreement, Mr. Lang is entitled to receive within 10 days of the termination a severance payment equal to his annual base salary plus annual incentive earned in the previous fiscal year multiplied by two.  If the employment agreement is terminated due to Mr. Lang’s death or becoming disabled, the Company must pay him (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Mr. Lang’s employment agreement provides a double trigger upon a change in control. Mr. Lang is not able to voluntarily leave the Company for any reason following a change in control and still receive the change in control payment as severance.

Mr. Lang’s contract continues indefinitely, unless and until terminated.

Rick Van Nieuwenhuyse

Mr. Van Nieuwenhuyse was employed by the Company as President and Chief Executive Officer from May 1, 1999 until January 9, 2012. Upon the expiry of Mr. Van Nieuwenhuyse’s original employment agreement, a new employment contract with an indefinite term was entered into in July 2008. For the fiscal year ended November 30, 2011, Mr. Van Nieuwenhuyse was entitled to an annual salary of $686,280.

Under the terms of this employment contract, Mr. Van Nieuwenhuyse was entitled to a severance payment equal to two times his then current base salary plus two times his annual incentive pursuant to the Company’s annual incentive program upon the termination of his employment with the Company. Mr. Van Nieuwenhuyse’s employment with the Company was terminated on January 9, 2012 and he received his severance payment, which amounted to $2,669,320, in PSUs, except for the portion relating to taxes to be withheld and remitted to the tax authority.  In addition, the Board also approved a one-time special bonus payment of $500,000 on account of the work that Mr. Van Nieuwenhuyse did on the Ambler project, which was also paid in PSU’s.

Pursuant to his employment contract, the Company is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in an amount not less than $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse.  Mr. Van Nieuwenhuyse also received an annual car allowance in the amount of $14,976. Under the terms of Mr. Van Nieuwenhuyse’s original employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 was forgivable in each year during which Mr. Van Nieuwenhuyse remained employed with the Company. The entire amount of the loan was forgiven upon the termination of Mr. Van Nieuwenhuyse’s employment with the Company.

Mr. Van Nieuwenhuyse continues to serve as a director of the Company and assumed the role of President and CEO of NovaCopper Inc. effective January 9, 2012.

The Company and Mr. Van Nieuwenhuyse also entered into a consulting services agreement effective January 9, 2012.  Under the terms of that consulting services agreement, Mr. Van Nieuwenhuyse assisted with transitional issues for an initial six (6) month period.  He received a $100,000 fee for this initial period.  The Company currently pays him on a per diem basis in the event that it requires his assistance on special matters over and above the responsibilities normally expected as a director of the Company.

David Deisley, David Ottewell, Gillyeard Leathley, Elaine Sanders and Joseph Piekenbrock

Pursuant to an employment contract with the Company effective November 1, 2012, Mr. Deisley is employed by the Company as Executive Vice-President and General Counsel.  For the fiscal year ended November 30, 2012, Mr. Deisley was entitled to a salary of US$425,000 (C$432,000).

Pursuant to an employment contract with the Company effective November 13, 2012, Mr. Ottewell is employed by the Company as Vice-President and Chief Financial Officer.  For the fiscal year ended November 30, 2012, Mr. Ottewell was entitled to a salary of US$325,000 (C$330,000).

Pursuant to an employment contract with the Company effective November 23, 2010, Mr. Leathley was employed by the Company as Senior Vice President and Chief Operating Officer. For the fiscal year ended November 30, 2012, Mr. Leathley was entitled to an annual salary of $381,500.  Mr. Leathley retired as Senior Vice-President and Chief Operating Officer of the Company effective November 30, 2012 and he received his severance payment, which amounted to $620,990 in cash.  In addition, the Board also approved a one-time special bonus payment of $651,250 in recognition of the work that Mr. Leathley did on remediation and disposition of the Rock Creek project, which was paid in PSU’s, except for the portion relating to taxes to be withheld and remitted to the tax authority. Mr. Leathley continues to serve as a Senior Advisor to the President and Chief Executive Officer and as a director of the Company.

Pursuant to an employment contract with the Company effective September 1, 2006, Ms. Sanders was employed by the Company as Vice President, Finance. Ms. Sanders was promoted to Vice President and Chief Financial Officer effective February 16, 2011.  For the fiscal year ended November 30, 2012, Ms. Sanders was entitled to an annual salary of $299,600.  Ms. Sanders’ employment with the Company was terminated on November 12, 2012 at which time she commenced working full time as the Chief Financial Officer of NovaCopper Inc.  Ms. Sanders received a severance payment which amounted to $453,950.

Pursuant to an employment contract with the Company effective January 1, 2003, Mr. Piekenbrock was employed with the Company as Vice President, Exploration. For the fiscal year ended November 30, 2012, Mr. Piekenbrock was entitled to an annual salary of US$265,000. Mr. Piekenbrock’s employment with the Company was terminated on April 30, 2012 at which time he commenced working in a senior position at NovaCopper Inc.  Mr. Piekenbrock received a severance payment which amounted to US$394,700 (C$395,560).

Each senior officer’s salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board or the Compensation Committee of the Board regarding appropriate salary adjustments. In the event of a change of control of the Company, the Company is required to continue to employ the senior officers in the same capacity. The Company is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Company in effect from time to time. The Company is obligated to provide the senior officers with director’s and officer’s liability insurance appropriate to the nature of their responsibilities under their employment contracts.

Any senior officer may terminate his obligations under his employment contract (i) at any time upon providing three months’ notice in writing to the Company; (ii) upon a material breach or default of any term of the agreement by the Company; or (iii) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month’s notice in writing to the Company. The Company may terminate the senior officer’s employment at any time for just cause or upon the senior officer’s dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer’s employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by the Company, or after 90 days following the date on which there is a change of control, or if it is terminated by the Company at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation which is defined as the annual base salary plus the annual incentive paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer’s death or becoming disabled, the Company must pay to the senior officer (or his or her estate) his or her then current salary accrued as of the date of termination and his or her then current salary for one year after the date of termination.

The contracts of Mr. Deisley and Mr. Ottewell continue indefinitely, unless and until terminated.

DIRECTOR COMPENSATION

At the request of the Compensation Committee, a review of directors’ compensation was conducted in October 2012. The Compensation Committee, after referring to market information provided by Mercer, determined to set directors’ compensation above the median of the Company’s Peer Group for director’s compensation.

The Company has targeted directors’ compensation above the median of the Peer Group for the following reasons:

•	NOVAGOLD’s market capitalization is above the median of its Peer Group.

•	NOVAGOLD seeks to attract directors with experience working for larger companies than that of our Peer Group because of our large joint venture partners.

Compensation targets for directors are:

•	For annual retainers, chair fees and meeting fees – 62.5th percentile of the market

•	For total direct compensation including stock options – 75th percentile of the market

Market compensation data was sourced from compensation data disclosed in the proxies of other publicly traded companies. As with the executives, the data was collected from the Company’s Peer Group.

Based on the market data provided by Mercer and upon recommendation by the Company’s Compensation Committee, the Board approved the following compensation structure for directors.

Activity	Compensation (US$)
Membership on Board(1)	33,600	per annum
Chairman of the Board	35,000	per annum
Preparation and attendance at Board and Committee meetings	1,750	per meeting
Audit Committee Chair	15,000	per annum
All Other Committee Chairs	9,000	per annum

(1)           At least 50% of the annual retainers are paid to directors in the form of DSUs.

Director Compensation Table

The summary compensation table below sets out the compensation provided to the Company’s directors (excluding NEOs) for the fiscal year ended November 30, 2012.

Name	Fiscal Year	Fees Earned $	Share-Based Awards(1) $	Option-Based Awards(2) $	Total Compensation $
Sharon Dowdall(3)	2012	$19,588	$8,395	$273,085	$301,068
Marc Faber	2012	$30,800	$16,837	$372,957	$420,954
Tony Giardini(4)	2012	$88,100	$16,837	$372,957	$477,894
Thomas Kaplan	2012	$47,250	$33,673	$865,310	$946,233
Igor Levental	2012	$58,442	$29,425	$372,957	$460,824
Kalidas Madhavpeddi	2012	$74,850	$16,837	$372,957	$464,644
Gerald McConnell	2012	$51,050	$33,673	$372,957	$457,680
Clynton Nauman	2012	$34,300	$16,837	$372,957	$424,094
James Philip(5)	2012	$24,486	$4,247	Nil	$28,734
Rick Van Nieuwenhuyse	2012	$28,700	$8,395	$372,957	$410,052
Anthony Walsh(6)	2012	$35,294	$8,395	$282,573	$326,262

(1)	The 2012 share-based grants for directors are vested when the directors retire from the Board of the Company.
(2)	The 2012 stock option grants for directors are vested 100% on grant date. The values of the option-based awards are based upon the Black-Scholes valuation model.
(3)	Ms. Dowdall was appointed to the Board on April 18, 2012.
(4)	Mr. Giardini resigned from the Board on March 1, 2013. The Board granted an extension of the option expiration dates to the earlier of February 28, 2014 or the original expiration date.
(5)	Mr. Philip resigned from the Board on March 19, 2012.
(6)	Mr. Walsh was appointed to the Board on March 26, 2012.

DSU Plan for Directors

The DSU Plan has been established by the Company to promote the interests of the Company by attracting and retaining qualified persons to serve on the Board and to provide the directors with an opportunity to receive a portion of their compensation for serving as a director in the form of securities of the Company. This vehicle also aligns the interests of directors with those of the Shareholders by tying directors’ compensation to long-term Shareholder value.  See “Securities Authorized for Issuance Under Equity Compensation Plans – Deferred Share Unit Plan” for a summary of the DSU Plan.

Under the DSU Plan, each director can elect to receive between a minimum of 50% to a maximum of 100% of directors’ annual retainers as DSU. Directors are not eligible to receive these Common Shares until they retire from the Company. This plan has been effective since December 1, 2009.

The number of DSUs are determined by dividing the retainer amount by the volume weighted adjusted share price for the last five days of the quarter. The following table sets forth the 2012 DSU payments made to each director (excluding NEOs) for the fiscal year 2012 and the aggregate value of such payments on November 30, 2012.

2012 DSU Payments
	Q1		Q2		Q3		Q4		Total
Director	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs
Sharon Dowdall	Nil	Nil	Nil	Nil	$4,247	943	$4,148	917	$8,395	1,860
Marc Faber	$4,247	498	$4,195	702	$4,247	943	$4,148	917	$16,837	3,060
Tony Giardini	$4,247	498	$4,195	702	$4,247	943	$4,148	917	$16,837	3,060
Thomas Kaplan	$8,495	997	$8,389	1,405	$8,494	1,887	$8,295	1,833	$33,673	6,122
Igor Levental	$4,247	498	$8,389	1,405	$8,494	1,887	$8,295	1,833	$29,425	5,623
Kalidas Madhavpeddi	$4,247	498	$4,195	702	$4,247	943	$4,148	917	$16,837	3,060
Gerald McConnell	$8,495	997	$8,389	1,405	$8,494	1,887	$8,295	1,833	$33,673	6,122
Clynton Nauman	$4,247	498	$4,195	702	$4,247	943	$4,148	917	$16,837	3,060
James Philip	$4,247	498	Nil	Nil	Nil	Nil	Nil	Nil	$4,247	498
Rick Van Niewenhuyse	Nil	Nil	Nil	Nil	$4,247	943	$4,148	917	$8,395	1,860
Anthony Walsh	Nil	Nil	Nil	Nil	$4,247	943	$4,148	917	$8,395	1,860

Director’s Share Ownership

The Board established a policy in April 2009 requiring each director to maintain a minimum holding of Common Shares and/or DSUs equal to $50,000.  Directors must meet these share ownership requirements by April 2014 or, if they became a director subsequent to April 2009, within five years of becoming a director. There are no equity holding period requirements.  Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director.

The following table outlines the aggregate value of the Common Shares and/or DSUs held by each director (excluding NEOs) on November 30, 2012.

	Eligible Holdings(1) #	Share Ownership Guidelines
		Requirement $	Proportion of Requirement Met(2)
Sharon Dowdall	1,860	50,000	16%
Marc Faber	5,198	50,000	46%
Tony Giardini	6,709	50,000	59%
Thomas Kaplan	6,122	50,000	54%
Igor Levental	7,845	50,000	78%
Kalidas Madhavpeddi	12,775	50,000	100%
Gerald McConnell	45,129	50,000	100%
Clynton Nauman	136,132	50,000	100%
Rick Van Niewenhuyse	754,523	50,000	100%
Anthony Walsh	1,860	50,000	16%
(1)           Common Shares and/or DSUs.
(2)           Based on the Company’s Common Share price on the TSX as of November 30, 2012 of $4.43.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards outstanding for each director (excluding NEOs) as of November 30, 2012, including awards granted before the most recently completed financial year.

	Option-Based Awards					Share-Based Awards
Director	Grant Date	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
Sharon Dowdall	16-Apr-2012	100,000	$6.33	15-Apr-17	Nil
						1,860	$8,240	Nil
Marc Faber	05-July-2010	100,000	$6.18	04-Jul-2015	Nil
	03-Dec-2010	40,000	$13.24	02-Dec-2015
	07-Dec-2011	75,750	$10.12	06-Dec-2016
						5,198	$23,027	Nil
Tony Giardini(3)	28-May-2008	80,000	$7.44	28-Feb-2014	Nil
	08-Jan-2009	40,000	$2.23	07-Jan-2014	$88,000
	29-May-2009	130,000	$4.78	28-Feb-2014	Nil
	21-Jan-2010	82,250	$5.83	28-Feb-2014	Nil
	03-Dec-2010	40,000	$13.24	28-Feb-2014	Nil
	07-Dec-2011	75,750	$10.12	28-Feb-2014	Nil
						6,709	$29,721	Nil
Thomas Kaplan(4)	07-Dec-2011	100,000	$10.12	06-Dec-2016	Nil
	07-Dec-2011	75,750	$10.12	06-Dec-2016	Nil
						6,122	$27,120	Nil
Igor Levental	08-Jan-2009	100,000	$2.23	07-Jan-2014	$220,000
	29-May-2009	150,000	$4.78	28-May-2014	Nil
	21-Jan-2010	82,250	$5.83	20-Jan-2015	Nil
	03-Dec-2010	40,000	$13.24	02-Dec-2015	Nil
	07-Dec-2011	75,750	$10.12	06-Dec-2016	Nil
						7,761	$34,381	Nil
Kalidas Madhavpeddi	31-May-2007	100,000	$14.82	30-May-2017	Nil
	05-Apr-2008	35,000	$7.47	04-Apr-2018	Nil
	08-Jan-2009	60,000	$2.23	07-Jan-2014	$132,000
	29-May-2009	150,000	$4.78	28-May-2014	Nil
	21-Jan-2010	82,250	$5.83	20-Jan-2015	Nil
	03-Dec-2010	40,000	$13.24	02-Dec-2015	Nil
	07-Dec-2011	75,750	$10.12	06-Dec-2016	Nil
						6,709	$29,721	Nil
Gerald McConnell	28-Apr-2003	5,500	$3.28	27-Apr-2013	$6,325
	08-Mar-2004	100,000	$6.01	07-Mar-2014	Nil
	17-Jan-2005	75,000	$8.07	16-Jan-2015	Nil
	10-Mar-2006	75,000	$12.81	09-Mar-2016	Nil
	05-Apr-2008	35,000	$7.47	04-Apr-2018	Nil
	08-Jan-2009	5,146	$2.23	07-Jan-2014	$11,321
	29-May-2009	150,000	$4.78	28-May-2014	Nil
	21-Jan-2010	82,250	$5.83	20-Jan-2015	Nil
	03-Dec-2010	40,000	$13.24	02-Dec-2015	Nil
	07-Dec-2011	75,750	$10.12	06-Dec-2016	Nil
						11,247	$49,824	Nil
Clynton Nauman	28-Apr-2003	100,000	$3.28	27-Apr-2013	$115,000
	08-Mar-2004	100,000	$6.01	07-Mar-2014	Nil
	17-Jan-2005	75,000	$8.07	16-Jan-2015	Nil
	10-Mar-2006	75,000	$12.81	09-Mar-2016	Nil
	05-Apr-2008	35,000	$7.47	04-Apr-2018	Nil
	08-Jan-2009	100,000	$2.23	07-Jan-2014	$220,000
	29-May-2009	150,000	$4.78	28-May-2014	Nil
	21-Jan-2010	82,250	$5.83	20-Jan-2015	Nil
	03-Dec-2010	40,000	$13.24	02-Dec-2015	Nil
	07-Dec-2011	75,750	$10.12	06-Dec-2016	Nil
						6,709	$29,721	Nil
Rick Van Nieuwenhuyse	07-Dec-2011	75,750	$10.12	06-Dec-2016	Nil
						1,860	$8,240	Nil
Anthony Walsh	02-Apr-2012	100,000	$6.52	01-Apr-2017	Nil
						1,860	$8,240	Nil

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2012 of $4.43 less the option exercise price.
(2)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2012 of $4.43
(3)	Mr. Giardini resigned from the Board effective March 1, 2013. The Board granted an extension of the option expiration dates to the earlier of February 28, 2014 or the original expiration date.
(4)
Dr. Kaplan received a stock option grant of 100,000 shares in connection with his appointment to the Board in November 2011, which is the standard grant to new Board members.  The grant was approved at the December 2, 2011 Board Meeting which also included the annual stock option grants to directors, so Dr. Kaplan also received a grant of 75,750 options for his 2012 stock award at the same meeting.

For the December 2010 grant, the amounts were determined by dividing the grant dollar value by the Black-Scholes value.  The grant price is based on the closing price of NOVAGOLD shares on the Toronto Stock Exchange the day prior to the grant date.  The Black-Scholes option valuation model is used because it provides a fair value widely accepted by the business community and is regarded as one of the best ways of determining a fair price for options. The fair value based on the Company’s historical stock prices to determine the stock’s volatility, the expected life of the option which is based on the average length of time similar option grants in the past have remained outstanding prior to the exercise and the vesting period of the grant.

Value Vested or Earned During the Year

The following table sets out information concerning the value of incentive plan awards, option-based and share-based awards as well as non-equity incentive plan compensation, vested or earned by each director (other than NEOs) during the financial year ended November 30, 2012.

Name	Option-based Awards		Share-based Awards		Non-equity Incentive Plan Compensation – Value Earned During the Year
	Number of Securities Underlying Options Vested	Value Vested During the Year(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year
Sharon Dowdall	100,000	Nil	Nil	Nil	Nil
Marc Faber	75,750	Nil	Nil	Nil	Nil
Tony Giardini	75,750	Nil	Nil	Nil	Nil
Thomas Kaplan	175,750	Nil	Nil	Nil	Nil
Igor Levental	75,750	Nil	Nil	Nil	Nil
Kalidas Madhavpeddi	75,750	Nil	Nil	Nil	Nil
Gerald McConnell	75,750	Nil	Nil	Nil	Nil
Clynton Nauman	75,750	Nil	Nil	Nil	Nil
Rick Van Nieuwenhuyse	75,750	Nil	Nil	Nil	Nil
Anthony Walsh	100,000	Nil	Nil	Nil	Nil

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2012 of $4.43 less the option exercise price.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of November 30, 2012, the aggregate indebtedness to the Company and its subsidiaries of all officers, directors and employees, and former officers, directors and employees of the Company or any of its subsidiaries was nil.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nor any proposed nominee for election as director, nor any associate or affiliate of such informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction entered into by the Company since the beginning of the most recently completed fiscal year.

AUDIT COMMITTEE

Information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (the “AIF”) under Item 9 “Officers and Directors – Audit Committee”. The AIF may be obtained from the Company’s public disclosure documents found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is committed to sound corporate governance practices, which are both in the interest of Shareholders and contribute to effective and efficient decision making. As part of the Company’s commitment to effective corporate governance, the Board, with the assistance of the Audit and Corporate Governance and Nominations Committees, monitors changes in legal requirements and best practices.

Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”).

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With 7 of the 11 current directors considered independent, the Board is currently composed of a majority of independent directors. The 7 independent directors are: Sharon Dowdall, Marc Faber, Igor Levental, Kalidas Madhavpeddi, Gerald McConnell, Clynton Nauman and Anthony Walsh.  Gregory Lang is the President and CEO of the Company and therefore not considered independent and Rick Van Nieuwenhuyse was the President and CEO of the Company and therefore not considered independent. Gillyeard Leathley was the Senior Vice President and COO of the Company and therefore not considered independent.  Dr. Kaplan, the Chairman of the Board, is not considered to be independent as a result of his relationship with the Company’s largest shareholder.  The Board has appointed Gerry McConnell as independent lead director.  In such role, Mr. McConnell provides leadership to the other independent directors on the Board.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The Board holds regular meetings every two months.  Between the scheduled meetings, the Board meets as required.  The independent directors meet on an as needed basis and have met on several occasions during the past year.  Management also communicates informally with the directors on a regular basis, and solicits advice from members or advisors on matters falling within their special knowledge or experience.

The Board has five standing subcommittees: Compensation Committee, Audit Committee, Corporate Governance and Nominations Committee, Environmental, Health, Safety and Sustainability (“EHSS”) and Technical Committee and Corporate Communications Committee.  Special committees are appointed from time to time with respect to specific matters.

The following directors currently serve on the following boards of directors of other public companies:

Name	Reporting Issuer
Sharon Dowdall	Foran Mining Corporation (TSX-V:FOM) Olivut Resources Ltd. (TSX-V:OLV)
Marc Faber	Ivanplats Limited (TSX:IVP) Sprott Inc. (TSX:SII)
Thomas Kaplan	NovaCopper Inc. (TSX, NYSE-MKT:NCQ)
Gregory Lang	NovaCopper Inc. (TSX, NYSE-MKT:NCQ) Sunward Resources Ltd. (TSX:SWD)
Gillyeard Leathley	Lariat Energy Ltd. (TSX-V:LE) Mawson Resources Limited (TSX:MAW) Sunward Resources Ltd. (TSX:SWD) Tasman Metals Ltd. (TSX-V:TSM)
Igor Levental	Gabriel Resources Ltd. (TSX:GBU) NovaCopper Inc. (TSX, NYSE-MKT:NCQ) Sunward Resources Ltd. (TSX:SWD)
Kalidas Madhavpeddi	Capstone Mining Corp. (TSX: CS) Namibia Rare Earths Inc. (TSX:NRE) NovaCopper Inc. (TSX, NYSE-MKT:NCQ)
Gerald McConnell	Namibia Rare Earths Inc. (TSX:NRE) NovaCopper Inc. (TSX, NYSE-MKT:NCQ)
Clynton Nauman	Alexco Resource Corp. (TSX:AXR) NovaCopper Inc. (TSX,NYSE-MKT:NCQ)
Rick Van Nieuwenhuyse	Alexco Resource Corp. (TSX:AXR) AsiaBaseMetals Inc. (TSX-V:ABZ) NovaCopper Inc. (TSX, NYSE-MKT:NCQ) Tintina Resources Inc. (TSX-V:TAU)
Anthony Walsh	Avala Resources Ltd. (TSX-V:AVZ) Dundee Precious Metals Inc. (TSX:DPM) Quaterra Resources Inc. (NYSE-AMEX:QMM) Sabina Gold & Silver Corporation (TSX:SBB) The TMX Group Inc. (TSX:X)

Board Mandate

The Board is responsible for the overall stewardship of the Company. The Board discharges this responsibility directly and through the delegation of specific responsibilities to committees of the Board. The Board works with management to establish the goals and strategies of the Company, to identify principal risks, to select and assess senior management and to review significant operational and financial matters. The Board does not have a written mandate.

The Board has appointed an Audit Committee to assist the Board in monitoring (i) the integrity of the financial statements of the Company, (ii) the independent auditor’s qualifications and independence, (iii) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, and (iv) the compliance by the Company with legal and regulatory requirements. The members of the Audit Committee are elected annually by the Board at the annual organizational meeting. The members of the Audit Committee are required to meet the independence and experience requirements of the NYSE AMEX LLC and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the SEC. The Company’s Audit Committee consists of fully independent members and the Company’s “audit committee financial expert” is Anthony Walsh. The Audit Committee meetings are held quarterly at a minimum. The Company’s Audit Committee Charter is available on the Company’s website at www.novagold.com.

Position Descriptions

The position descriptions for the chairs of each Board committee are contained in the committee charters. The chair of each of the Audit Committee, Corporate Governance and Nominating Committee, EHSS and Technical Committee, Compensation Committee, and the Corporate Communications Committee is required to ensure the Committee meets regularly and performs the duties as set forth in its charter, and reports to the Board on the activities of the Committee. The Board has developed a written position description for the Chair of the Board and this position is presently held by Dr. Thomas Kaplan. The Chair of the Board is principally responsible for overseeing the operations and affairs of the Board.

The Board has also developed a written position description for the CEO. The CEO is primarily responsible for the overall management of the business and affairs of the Company. In this capacity, the CEO shall establish the strategic and operational priorities of the Company and provide leadership to the management team. The CEO is directly responsible to the Board for all activities of the Company.

Orientation and Continuing Education

The Company provides an orientation and education program to new directors. This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters and recent and developing issues related to corporate governance and regulatory reporting. The Company provides orientation in matters material to the Company’s business and in areas outside of the specific expertise of the Board members. All new members of the Board have historically been experienced in the mining sector; therefore general mining orientation has not been necessary.

Continuing education helps directors keep up to date on changing governance issues and requirements and legislation or regulations in their field of experience.  The Board recognizes the importance of ongoing education for the directors and senior management of the Company and the need for each director and officer to take personal responsibility for this process.  To facilitate ongoing education, the CEO or the Board may from time to time, as required:

•	Request that directors or officers determine their training and education needs;

•	Arrange visits to the Company’s projects or operations;

•	Arrange funding for the attendance at seminars or conferences of interest and relevance to their position; and

•	Encourage participation or facilitate presentations by members of management or outside experts on matters of particular importance or emerging significance.

During the 2012 fiscal year, directors participated in educational sessions and received educational materials on the topics outlined below.

Educational Programs	Date	Audience
Considerations for determining directors’ status as independent or non-independent	April 2012	Corporate Governance and Nominations Committee
Compensation strategies	August 2012	Compensation Committee
Executive and Director’s Compensation Update	August 2012	Compensation Committee
International Financial Reporting Standards Update	April 2012	Audit Committee

The Board also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. A copy of the Code is available on the Company’s website at www.novagold.com, on SEDAR at www.sedar.com, and may be obtained by contacting the Company at the address given under “Additional Information” at the end of this Management Information Circular.

It is ultimately the Board’s responsibility for monitoring compliance with the Code.  The Board has delegated this responsibility to the Audit Committee which, among other things, reviews the Code periodically.  The Company has also established a Whistle Blower Policy whereby the Board has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Audit Committee.  Monitoring of accounting, internal control and auditing matters, as well as violations of the law, the Code and other Company policies or directives, occurs through the reporting of complaints or concerns through an anonymous whistleblower hotline accessible by telephone, fax or internet.

Certain of the Company’s directors serve as directors or officers of other reporting issuers or have significant shareholdings in other companies.  To the extent that such other companies may participate in business ventures in which the Company may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.  Any director or officer who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Nominations Committee advises and makes recommendations to the Board on recruitment and nomination of members to the Board. On an annual basis, the Committee assesses the appropriate size of the Board with a view to determining the impact of the number of directors, the effectiveness of the Board, and recommend to the Board, if necessary, a reduction or increase in the size of the Board. Annually or as required, the Committee recruits and identifies potential candidates and considers their appropriateness for membership on the Board. All members of the Corporate Governance and Nominations Committee are independent directors.

During the fiscal year ended November 30, 2012, the Company appointed Gregory Lang, Sharon Dowdall, and Anthony Walsh as directors. Prior to these appointments, the qualifications of each of the directors were assessed, and the two new, non-executive, candidates were chosen partially based on their ability to complement and complete the expertise of the Board. The Company aims to have a well-rounded Board that will guide the organization’s strategy on economic, environmental and societal topics of highest relevance during the current and future lifecycle of its operations.

Other Board Committees

In addition to the Audit Committee, Compensation Committee, and Corporate Governance and Nominations Committee, the Company also has the EHSS and Technical Committee. The EHSS and Technical Committee’s objective is to provide oversight for the development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies.

Assessments

The Board is responsible for selecting and appointing Executive Officers and senior management and for monitoring their performance. The performance of senior management is annually measured against pre-set objectives and the performance of mining companies of comparable size. The Corporate Governance and Nominations Committee are responsible for overseeing the development and implementation of a process for assessing the effectiveness of the Board, its committees and its members. The Corporate Governance and Nominations Committee annually requests each director to provide his or her assessment of the effectiveness of the Board.  Each evaluation considers the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

Majority Voting Policy

See “Matters to be Acted Upon at Meeting – Election of Directors – Majority Voting Policy” for a description of the Company’s newly adopted Majority Voting Policy.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. To request copies of NOVAGOLD’s financial statements and management’s discussion and analysis, Shareholders should contact Corporate Communications, at NOVAGOLD RESOURCES INC., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone 604-669-6227, Fax 604-669-6272. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

OTHER MATERIAL FACTS

There are no other material facts to the knowledge of the Board relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS, THIS 4th DAY OF APRIL, 2013.

“Gregory A. Lang”

Gregory A. Lang, President and Chief Executive Officer

APPENDIX “A”

ESCROWED SHARES RELEASE RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the Company be and is hereby authorized to enter into an amending agreement to amend the escrow release terms under the escrow agreement dated May 22, 1987 among Gerald J. McConnell, John W. Chisholm, Angus G. MacIsaac, the Toronto Stock Exchange and The Canada Trust Company to reflect the escrow release terms set forth in National Policy 46-201 Escrow for Initial Public Offerings; and

2.
any one officer or any one director of the Company be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by the Company, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraphs of this resolution.

APPENDIX “B”

CONTINUANCE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the continuance of the Company into British Columbia under the name “NOVAGOLD RESOURCES INC.” or such other name as the directors may approve, as more particularly described in the management information circular of the Company dated April 4, 2013 (the “Circular”), be and the same is hereby authorized and approved, subject to the right of the directors to not proceed with the continuance without further approval of the Shareholders;

2.
the directors of the Company be and are hereby authorized and directed to make application pursuant to Section 302 of the Business Corporations Act (British Columbia) (the “BCBCA”) to the Registrar of Companies appointed under the BCBCA (the “Registrar”) to continue the Company as if it had been incorporated under the BCBCA;

3.	the directors of the Company be and are hereby authorized to make application to the Nova Scotia Registry of Joint Stock Companies for approval of the Company's continuance under the BCBCA;

4.
subject to such continuance and the issuance of a Letter of Non-Objection by the Nova Scotia Registry of Joint Stock Companies, the Company adopt the form of Articles in compliance with the BCBCA, substantially in the form as attached as Appendix “C” to the Circular, with such non-material amendments as the directors may approve, in substitution for the Memorandum and Articles of Association of the Company under the Companies Act (Nova Scotia); and that such new form of Articles not take effect until the Continuance Application and Notice of Articles are filed with the Registrar; and

5.
any one officer or any one director of the Company be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by the Company, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraphs of this resolution.

APPENDIX “C”

FORM OF BCBCA ARTICLES

TABLE OF CONTENTS

BUSINESS CORPORATIONS ACT

ARTICLES

of

NOVAGOLD RESOURCES INC.

- ii -

PART 6 TRANSMISSION OF SHARES		5

6.1	Legal Personal Representative Recognized on Death	5
6.2	Rights of Legal Personal Representative	5

PART 7 PURCHASE OF SHARES		6

7.1	Company Authorized to Purchase Shares	6
7.2	Purchase When Insolvent	6
7.3	Sale and Voting of Purchased Shares	6

PART 8 BORROWING POWERS		6

8.1	Borrowing Powers	6

PART 9 ALTERATIONS		7
9.1	Alteration of Authorized Share Structure	7
9.2	Special Rights and Restrictions	7
9.3	Change of Name	7
9.4	Other Alterations	7

PART 10 MEETINGS OF SHAREHOLDERS		8

10.1	Annual General Meetings	8
10.2	Resolution Instead of Annual General Meeting	8
10.3	Calling of Meetings of Shareholders	8
10.4	Notice for Meetings of Shareholders	8
10.5	Record Date for Notice	8
10.6	Record Date for Voting	9
10.7	Failure to Give Notice and Waiver of Notice	9
10.8	Notice of Special Business at Meetings of Shareholders	9
10.9	Advance Notice of Meetings of Shareholders	9

PART 11 PROCEEDINGS AT MEETINGS OF SHAREHOLDERS		13
11.1	Special Business	13
11.2	Special Majority	14
11.3	Quorum	14
11.4	One Shareholder May Constitute Quorum	14
11.5	Other Persons May Attend	14
11.6	Requirement of Quorum	14
11.7	Lack of Quorum	15
11.8	Lack of Quorum at Succeeding Meeting	15
11.9	Chair	15
11.10	Selection of Alternate Chair	15
11.11	Adjournments	15
11.12	Notice of Adjourned Meeting	15
11.13	Decision by Show of Hands or Poll	15
11.14	Declaration of Result	16
11.15	Motion Need Not be Seconded	16
11.16	Casting Vote	16
11.17	Manner of Taking Poll	16
11.18	Demand for Poll on Adjournment	16

- iii -
11.19	Chair Must Resolve Dispute	16
11.20	Casting of Votes	16
11.21	Demand for Poll	17
11.22	Demand for Poll Not to Prevent Continuance of Meeting	17
11.23	Retention of Ballots and Proxies	17
11.24	Meeting by Telephone or Other Communications Medium	17

PART 12 VOTES OF SHAREHOLDERS		17
12.1	Number of Votes by Shareholder or by Shares	17
12.2	Votes of Persons in Representative Capacity	17
12.3	Votes by Joint Holders	18
12.4	Legal Personal Representatives as Joint Shareholders	18
12.5	Representative of a Corporate Shareholder	18
12.6	Proxy Provisions Do Not Apply to All Companies	18
12.7	Appointment of Proxy Holders	19
12.8	Alternate Proxy Holders	19
12.9	When Proxy Holder Need Not Be Shareholder	19
12.10	Deposit of Proxy	19
12.11	Validity of Proxy Vote	19
12.12	Form of Proxy	20
12.13	Revocation of Proxy	20
12.14	Revocation of Proxy Must Be Signed	20
12.15	Production of Evidence of Authority to Vote	21

PART 13 DIRECTORS		21

13.1	First Directors; Number of Directors	21
13.2	Change in Number of Directors	21
13.3	Directors' Acts Valid Despite Vacancy	21
13.4	Qualifications of Directors	22
13.5	Remuneration of Directors	22
13.6	Reimbursement of Expenses of Directors	22
13.7	Special Remuneration for Directors	22
13.8	Gratuity, Pension or Allowance on Retirement of Director	22

PART 14 ELECTION AND REMOVAL OF DIRECTORS		22

14.1	Election at Annual General Meeting	22
14.2	Consent to be a Director	22
14.3	Failure to Elect or Appoint Directors	23
14.4	Places of Retiring Directors Not Filled	23
14.5	Directors May Fill Casual Vacancies	23
14.6	Remaining Directors Power to Act	23
14.7	Shareholders May Fill Vacancies	23
14.8	Additional Directors	24
14.9	Ceasing to be a Director	24
14.10	Removal of Director by Shareholders	24
14.11	Removal of Director by Directors	24

PART 15 POWERS AND DUTIES OF DIRECTORS		24

15.1	Powers of Management	24

- iv -

15.2	Appointment of Attorney of Company	25

PART 16 DISCLOSURE OF INTEREST OF DIRECTORS		25

16.1	Obligation to Account for Profits	25
16.2	Restrictions on Voting by Reason of Interest	25
16.3	Interested Director Counted in Quorum	25
16.4	Disclosure of Conflict of Interest or Property	25
16.5	Director Holding Other Office in the Company	25
16.6	No Disqualification	26
16.7	Professional Services by Director or Officer	26
16.8	Director or Officer in Other Corporations	26

PART 17 PROCEEDINGS OF DIRECTORS		26

17.1	Meetings of Directors	26
17.2	Voting at Meetings	26
17.3	Chair of Meetings	26
17.4	Meetings by Telephone or Other Communications Medium	27
17.5	Calling of Meetings	27
17.6	Notice of Meetings	27
17.7	When Notice Not Required	27
17.8	Meeting Valid Despite Failure to Give Notice	27
17.9	Waiver of Notice of Meetings	27
17.10	Quorum	28
17.11	Validity of Acts Where Appointment Defective	28
17.12	Consent Resolutions in Writing	28

PART 18 EXECUTIVE AND OTHER COMMITTEES		28

18.1	Appointment and Powers of Executive Committee	28
18.2	Appointment and Powers of Other Committees	28
18.3	Obligations of Committees	29
18.4	Powers of Board	29
18.5	Committee Meetings	29

PART 19 OFFICERS		30

19.1	Directors May Appoint Officers	30
19.2	Functions, Duties and Powers of Officers	30
19.3	Qualifications	30
19.4	Remuneration and Terms of Appointment	30

PART 20 INDEMNIFICATION		30

20.1	Definitions	30
20.2	Mandatory Indemnification	31
20.3	Advance of Expenses	31
20.4	Indemnification of Other Persons	31
20.5	Non-Compliance with Business Corporations Act	31
20.6	Company May Purchase Insurance	31

- v -
PART 21 DIVIDENDS		32

21.1	Payment of Dividends Subject to Special Rights	32
21.2	Declaration of Dividends	32
21.3	No Notice Required	32
21.4	Record Date	32
21.5	Manner of Paying Dividend	32
21.6	Settlement of Difficulties	32
21.7	When Dividend Payable	33
21.8	Dividends to be Paid in Accordance with Number of Shares	33
21.9	Receipt by Joint Shareholders	33
21.10	Dividend Bears No Interest	33
21.11	Fractional Dividends	33
21.12	Payment of Dividends	33
21.13	Capitalization of Surplus	33

PART 22 DOCUMENTS, RECORDS AND REPORTS		33

22.1	Recording of Financial Affairs	33
22.2	Inspection of Accounting Records	34

PART 23 NOTICES		34

23.1	Method of Giving Notice	34
23.2	Deemed Receipt of Mailing	35
23.3	Certificate of Sending	35
23.4	Notice to Joint Shareholders	35
23.5	Notice to Trustees	35

PART 24 SEAL AND EXECUTION OF DOCUMENTS		35

24.1	Who May Attest Seal	35
24.2	Sealing Copies	36
24.3	Mechanical Reproduction of Seal	36
24.4	Execution of Documents Generally	36

PART 25 PROHIBITIONS		36

25.1	Definitions	36
25.2	Application	37
25.3	Consent Required for Transfer of Shares or Designated Securities	37

PART 26 SPECIAL RIGHTS AND RESTRICTIONS PREFERRED SHARES		37

26.1	Issuable in Series	37
26.2	Number and Conditions	37
26.3	Series Parity	37
26.4	Class Priority	38
26.5	Restriction on Creation and Issuance of Shares	38
26.6	Approval of Holders of Preferred Shares as a Class and as a Series	38

Certificate of Incorporation No. BC0

BUSINESS CORPORATIONS ACT

ARTICLES

of

NOVAGOLD RESOURCES INC.

PART 1

INTERPRETATION

1.            Definitions

In these Articles, unless the context otherwise requires:

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“legal personal representative” means the personal or other legal representative of the shareholder;

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

“seal” means the seal of the Company, if any.

1.2         Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2

SHARES AND SHARE CERTIFICATES

2.1         Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2         Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3         Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4         Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5         Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6         Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7         Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8         Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9         Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

3.1         Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2         Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3         Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4         Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)           past services performed for the Company;

(ii)           property;

(iii)           money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5         Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4

SHARE REGISTERS

4.1         Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2         Closing Register

The Company must not at any time close its central securities register.

PART 5

SHARE TRANSFERS

5.1        Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)
if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2         Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3         Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4        Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5        Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6         Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

6.1        Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2        Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

PART 7

PURCHASE OF SHARES

7.1        Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2        Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3        Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

PART 8

BORROWING POWERS

8.1        Borrowing Powers

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9

ALTERATIONS

9.1        Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)
increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)           decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2        Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(a)
create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3        Change of Name

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name.

9.4        Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

10.1      Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2      Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3      Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4      Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5      Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6      Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7      Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8      Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9      Advance Notice of Meetings of Shareholders.

(a)
Nomination Procedures.  Subject only to the Business Corporations Act, Applicable Securities Law and the Articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.  Nominations of persons for election to the board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)
by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this Article 10.9 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this Article 10.9.

(b)
Timely notice.  In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company in accordance with this Article 10.9.

(c)	Manner of timely notice. To be timely, a Nominating Shareholder’s notice must be given:

(i)
in the case of an annual general meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)
in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the meeting was made.

In no event shall any adjournment, postponement, or reconvening of a meeting, or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	Proper form of notice. To be in proper written form, a Nominating Shareholder’s notice must set forth:

(i)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, province or state, and country of residence of the person, (B) the principal occupation, business or employment of the person, both present and within the five years preceding the notice, (C) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws; and

(ii)
as to the Nominating Shareholder, (A) the number of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Company and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws,

References to “Nominating Shareholder” in this Article 10.9 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(e)
Other Information. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

(f)
Notice to be updated.  In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(g)
Power of the chair.  The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(h)
Delivery of notice.  Notwithstanding any other provision of these Articles, notice given to the secretary of the Company pursuant to this Article 10.9 may only be given by personal delivery, facsimile transmission or by email (provided that the secretary of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the secretary of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)
Increase in number of directors to be elected.  Notwithstanding any provisions in these Articles to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this section, a notice with respect to nominees for the additional directorships required by this section shall be considered timely if it shall be given not later than the close of business on the tenth (10th) day following the day on which the first public announcement of such increase was made by the Company.

(j)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 10.9.

(k)	Definitions. For purposes of this Article 10.9,

(i)
“Affiliate”, when used to indicate a relationship with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(iii)
“Associate”, when used to indicate a relationship with a specified person, shall mean (i) any body corporate or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding, (ii) any partner of that person, (iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (iv) a spouse of such specified person, (v) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (vi) any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

(iv)
“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person beneficially owns pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities;

(v)	“close of business” means 5:00 p.m. (Vancouver time) on a business day in British Columbia, Canada;

(vi)
“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts; and

(vii)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1      Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2      Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3      Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4      One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5      Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6      Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7      Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8      Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9      Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10    Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11    Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12    Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13    Decision by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14    Declaration of Result.

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15    Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16    Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17    Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it

11.18    Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19   Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20    Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21    Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22    Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23    Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24    Meeting by Telephone or Other Communications Medium

A shareholder or proxy holder may participate in a meeting of the shareholders in person or by telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder or proxy holder may participate in a meeting of the shareholders by a communications medium other than telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders or proxy holders who wish to participate in the meeting agree to such participation. A shareholder or proxy holder who participates in a meeting in a manner contemplated by this Article 11.24 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

PART 12

VOTES OF SHAREHOLDERS

12.1      Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)
on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2      Votes of Persons in Representative Capacity.

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3      Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)
if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4      Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5      Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)
the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6      Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7      Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8      Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9      When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)
the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10    Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11    Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12    Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _______________ .

Signed this ______ day of __________, _____.

_________________________ (Signature of shareholder)
_________________________ (Name of shareholder - printed)

12.13    Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14    Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15    Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13

DIRECTORS

13.1      First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

13.2      Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(b)
if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3      Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4      Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5      Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6      Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7      Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8      Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

14.1      Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)
the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2      Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3      Failure to Elect or Appoint Directors

If:

(a)
the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4      Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5      Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6      Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7      Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8      Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

14.9      Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10    Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11    Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15

POWERS AND DUTIES OF DIRECTORS

15.1      Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2      Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16

DISCLOSURE OF INTEREST OF DIRECTORS

16.1      Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2      Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3      Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4      Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5      Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6      No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7      Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8      Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17

PROCEEDINGS OF DIRECTORS

17.1      Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2      Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3      Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4      Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5      Calling of Meetings
A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6      Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7      When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.8      Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9      Waiver of Notice of Meetings
Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10    Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11    Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12    Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18

EXECUTIVE AND OTHER COMMITTEES

18.1      Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

 18.2     Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3      Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4      Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5      Committee Meetings

Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)
the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)
questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19

OFFICERS

19.1      Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2      Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3     Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4      Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20

INDEMNIFICATION

20.1      Definitions

In this Article 20:

(a)	“eligible party”, in relation to a Company, means an individual who

(i)	is or was a director or officer of the Company,

(ii)	is or was a director or officer of another corporation (A) at a time when the corporation is or was an affiliate of the Company, or (B) at the request of the Company, or

(iii)
at the request of the Company, is or was, or holds or held a position equivalent to that of, a director of officer of a partnership, trust, joint venture or other unincorporated entity, and includes, to the extent permitted by the Act, the heirs and personal or other legal representatives of that individual;

(b)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c)
“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d)	“expenses” has the meaning set out in the Business Corporations Act.

20.2      Mandatory Indemnification

Subject to the Business Corporations Act, the Company must indemnify an eligible party against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding, except to the extent that such expenses have been advanced in accordance with Section 20.3. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3      Advance of Expenses

Subject to the Business Corporations Act, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the Business Corporations Act, the eligible party will repay the amounts advanced.

20.4      Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.5      Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.6      Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

PART 21

DIVIDENDS

21.1      Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2      Declaration of Dividends

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3      No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4      Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5      Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6      Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)
determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7      When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8      Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9      Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10    Dividend Bears No Interest

No dividend bears interest against the Company.

21.11    Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12    Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13    Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

PART 22

DOCUMENTS, RECORDS AND REPORTS

22.1    Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2    Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 23

NOTICES

23.1    Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent or provided by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient;

(f)
as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

23.2    Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3    Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4    Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5    Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)
if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 24

SEAL AND EXECUTION OF DOCUMENTS

24.1    Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

24.2    Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3    Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

24.4    Execution of Documents Generally

The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument,  document or agreement.

PART 25

PROHIBITIONS

25.1    Definitions

In this Article 25:

(a)	“designated security” means:

(i)	a voting security of the Company;

(ii)
a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

(c)	“voting security” means a security of the Company that:

(i)	is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2    Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3    Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 26

SPECIAL RIGHTS AND RESTRICTIONS PREFERRED SHARES

26.1    Issuable in Series

The Preferred shares without par value (the “Preferred Shares”) may at any time and from time to time be issued in one or more series as determined by the directors of the Company.

26.2    Number and Conditions

From time to time and at any time, the directors, by resolution, shall fix the number of shares that will form the particular series to be issued.  Before the first shares of the particular series are issued, the directors, by resolution, shall determine the designation, priorities, preferences, rights, privileges, restrictions and conditions to attach to each particular series, including, but without in any way limiting or restricting the generality of the foregoing, the issue price, the rate, amount or method of calculation of dividends, whether such rate, amount or method of calculation of dividends shall be subject to changes or adjustments, whether dividends shall be cumulative or non-cumulative, the time and place of payment of dividends, the consideration for and terms and conditions (if any) of any purchase or cancellation, retraction or redemption thereof (including a provision that subsequent to the issue of a series the directors may provide additional dates upon which a holder may require the Company to redeem his shares), conversion rights (if any), the terms and conditions of any share purchase plan or sinking fund, the restrictions (if any) respecting payment of dividends on any shares ranking junior to the Preferred Shares, the right (if any) to vote and the circumstances when the right to vote may be exercised, and the right (if any) to receive notices of and to attend meetings of shareholders.  Subject to applicable securities legislation with respect to any necessary filings pursuant thereto, such resolution shall be the only authorization required to fix such designation, priorities, preferences, rights, privileges, restrictions and conditions to authorize such issuance, and no approval, sanction or confirmation of such resolution by the shareholders of the Company or otherwise shall be required.

26.3    Series Parity

Each series of Preferred Shares shall rank on a parity with every other series of Preferred Shares with respect to priority in payment of dividends and on return of capital on any distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.  When any dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations (if any) in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full, provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

26.4    Class Priority

Each series of Preferred Shares shall be entitled to such preference over the Common Shares of the Company and over any other shares ranking junior to the Preferred Shares that the Company may be authorized to issue, with respect to priority in payment of dividends and on the return of capital, on the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, and such other preferences as may be determined by the directors, all as may be provided for by resolution of the directors referred to in Article 26.2 above.

26.5    Restriction on Creation and Issuance of Shares

The Company shall not, without the approval of the holders of the Preferred Shares, given pursuant to Article 26.6:

(i)
create or issue any shares ranking in priority to the Preferred Shares with respect to the payment of dividends and the return of capital on the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or on any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs; or

(ii)
create any other preferred shares ranking pari passu with the Preferred Shares with respect to the payment of dividends and the return of capital on the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, or on any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, if the Company is in arrears in the payment of dividends on any outstanding Preferred Shares or on a class of shares ranking in priority to or pari passu with the Preferred Shares in respect to the payment of dividends.

26.6    Approval of Holders of Preferred Shares as a Class and as a Series

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class as set forth in this Part 26 may be added to, changed or removed but only with the approval of the holders of the Preferred Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act.  The rights, privileges, restrictions and conditions attaching to any series of the Preferred Shares as a series as determined by resolution or resolutions of directors (except the number of shares in a series which may be fixed from time to time by the directors) may be added to, changed or removed but only with the approval of the holders of the series given as hereinafter specified in addition to any other approval required by the Business Corporations Act.

The approval of the holders of the Preferred Shares or a series with respect to any matter may be given in such manner as may be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders of the Preferred Shares or a series, as the case may be, voting in respect of the matter at a meeting of such holders duly called for the purpose.  The formalities to be observed in respect of the giving of notice of a meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the Business Corporations Act and prescribed in the Articles of the Company with respect to meetings of shareholders.  On every poll taken at a meeting of holders of Preferred Shares each holder entitled to vote thereat shall have one vote in respect of each Preferred Share held by them.

__________________________________

Director of NovaGold Resources Inc.

DATED: _________________________, 2013.

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